Exhibit 99.1

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020

AND REPORT OF INDEPENDENT AUDITOR

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020

AND REPORT OF INDEPENDENT AUDITOR

Contents	Page
Report of independent auditor	1 - 2

Balance sheets	3

Income statements	4

Cash flow statements	5

Statements of changes in owners’ equity	6 - 7

Notes to the financial statements	8 - 63

Report of Independent Auditor

2021/SH-0239

(Page 1/2)

To the Board of Directors of Shanghai Secco Petrochemical Company Limited

We have audited the accompanying financial statements of Shanghai Secco Petrochemical Company Limited (the “Company”), which comprise the balance sheets as of December 31, 2020 and 2019, and the related income statements, statements of changes in owners’ equity and cash flows for the years then ended.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the requirements of Accounting Standards for Business Enterprises in the People’s Republic of China; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

2021/SH-0239

(Page 2/2)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with the requirements of Accounting Standards for Business Enterprises in the People’s Republic of China.

Emphasis of Matter

Accounting Standards for Business Enterprises in the People’s Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 13 to the financial statements.

Other Matter

The accompanying income statement, statement of changes in equity and cash flow for the year ended December 31, 2018 are presented for purposes of complying with Rule 3-09 of SEC Regulation S-X; however, Rule 3-09 does not require the 2018 financial statements to be audited and they are, therefore, not covered by this report.

/s/PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April 28, 2021

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

BALANCE SHEETS

AS AT 31 DECEMBER 2019 AND 2020

(All amounts in RMB Yuan unless otherwise stated)

ASSETS	Note	31 December 2019	31 December 2020
Current assets
Cash at bank and on hand	6(1)	9,368,483,670	5,220,636,789
Accounts receivable	6(2), 7(4)	363,786,102	311,442,789
Financial assets at fair value through other comprehensive income	6(3)	275,684,637	501,351,308
Other receivables	6(4)	1,539,770	2,159,178
Advances to suppliers	6(5)	204,393,114	14,331,782
Inventories	6(6)	1,589,123,859	1,491,289,838
Current portion of non-current assets	6(7)	—	100,000,000
Other current assets	6(8), 7(4)	55,112,826	2,789,514,813

Total current assets		11,858,123,978	10,430,726,497

Non-current assets
Fixed assets	6(9)	3,994,925,579	3,518,620,901
Construction in progress	6(10)	264,025,605	366,781,634
Right-of-use assets	6(11)	520,027	5,836,350
Intangible assets	6(12)	666,710,315	636,781,767
Long-term prepaid expenses	6(13)	94,109,669	171,104,899
Other non-current asset	6(14)	—	1,400,000,000

Total non-current assets		5,020,291,195	6,099,125,551

TOTAL ASSETS		16,878,415,173	16,529,852,048

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term loan	6(16)	500,000,000	—
Accounts payable	7(4)	1,588,679,065	1,289,854,156
Contract liabilities	6(17), 7(4)	336,649,764	499,509,916
Employee benefits payable	6(18)	109,858,124	112,141,221
Taxes payable	6(19)	645,390,889	801,649,672
Other payables	6(20)	15,634,899	9,800,936
Non-current liabilities maturing within one year	6(21)	121,509	5,324,226
Other current liabilities	6(22)	—	64,936,289

Total current liabilities		3,196,334,250	2,783,216,416

Non-current liabilities
Lease liabilities	6(23)	—	177,384
Deferred tax liabilities	6(15)	12,725,701	32,303,370

Total non-current liabilities		12,725,701	32,480,754

Total liabilities		3,209,059,951	2,815,697,170

Owners’ equity
Paid-in capital	1	7,800,811,272	7,800,811,272
Capital surplus	6(24)	1,454,646	1,454,646
Specific reserve	6(25)	—	—
Surplus reserve	6(26)	2,498,902,933	2,740,182,899
Undistributed profits	6(27)	3,368,186,371	3,171,706,061

Total owners’ equity		13,669,355,222	13,714,154,878

TOTAL LIABILITIES AND OWNERS’EQUITY		16,878,415,173	16,529,852,048

The accompanying notes form an integral part of these financial statements.

Legal representative:	General manager:	Head of accounting department:
Zhang Minglong	Zhang Minglong	Lu Daoqing

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

INCOME STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018*, 2019 AND 2020

(All amounts in RMB Yuan unless otherwise stated)

Item	Note	2018*	2019	2020
Revenue	6(28)	26,319,956,893	28,341,032,354	21,626,059,244
Less: Cost of sales	6(28),6(31)	(20,536,534,109)	(22,754,564,625)	(17,269,274,588)
Taxes and surcharges	6(29)	(64,795,331)	(127,686,385)	(47,163,147)
Selling and distribution expenses	6(31)	(456,449,434)	(579,571,851)	(545,058,651)
General and administrative expenses	6(31)	(1,143,510,786)	(654,455,677)	(778,238,133)
R&D expenses	6(31)	(7,019,552)	(4,254,778)	(10,829,389)
Financial income - net	6(30)	215,287,416	292,922,019	162,465,492
Including: Interest expenses		(4,737,934)	(11,596,955)	(6,019,753)
Interest income		217,571,134	304,332,698	172,009,089
Add: Other income	6(32)	29,512,049	23,025,485	10,958,322
Investment income	6(33), 7(3)	—	—	58,535,901
Net reversal of impairment losses on financial assets	6(2)	—	—	1,040,393
Asset impairment losses	6(34)	(38,387,497)	(25,475,861)	(6,787,522)
Losses on disposal of assets	6(35)	(11,620,416)	(4,973,598)	—

Operating profit		4,306,439,233	4,505,997,083	3,201,707,922
Add: Non-operating income	6(36)	2,891,830	2,928,815	15,062,370
Less: Non-operating expenses	6(36)	(6,782,678)	(1,880,328)	(8,546,265)

Total profit		4,302,548,385	4,507,045,570	3,208,224,027
Less: Income tax expenses	6(37)	(1,073,866,795)	(1,123,459,835)	(795,424,371)

Net profit		3,228,681,590	3,383,585,735	2,412,799,656

Including: Net profit from continuing operations		3,228,681,590	3,383,585,735	2,412,799,656
Net profit from discontinued operations		—	—	—

Other comprehensive income		—	—	—

Total comprehensive income		3,228,681,590	3,383,585,735	2,412,799,656

*	Not covered by the independent auditor’s report included herein

The accompanying notes form an integral part of these financial statements.

Legal representative:	General manager:	Head of accounting department:
Zhang Minglong	Zhang Minglong	Lu Daoqing

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

CASH FLOW STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018*, 2019 AND 2020

(All amounts in RMB Yuan unless otherwise stated)

Item	Note	2018*	2019	2020
Cash flows from operating activities
Cash received from sales of goods or rendering of services		31,458,360,162	28,004,355,856	21,427,685,227
Refund of taxes and surcharges		—	—	53,504
Cash received from other operating activities	6(38)(c)	59,316,844	41,945,698	181,540,815

Sub-total of cash inflows		31,517,677,006	28,046,301,554	21,609,279,546

Cash paid for goods and services		(24,294,070,277)	(21,227,092,727)	(16,695,409,936)
Cash paid to and on behalf of employees		(447,944,358)	(483,492,318)	(506,833,430)
Payments of taxes and surcharges		(3,126,718,266)	(1,658,917,753)	(1,209,305,980)
Cash paid to other operating activities	6(38)(d)	(93,491,984)	(75,470,234)	(78,693,377)

Sub-total of cash outflows		(27,962,224,885)	(23,444,973,032)	(18,490,242,723)

Net cash flows from operating activities	6(38)(a)	3,555,452,121	4,601,328,522	3,119,036,823

Cash flows used in investing activities
Cash received from entrusted loans	7(4)(b)	—	—	2,000,000,000
Cash received from returns on investments		—	—	62,048,056
Cash received from disposal of fixed assets		286,278	1,265,183	1,314,386
Cash received from deposit at headquarters		607,666,667	—	—
Cash received from other investing activities	6(38)(e)	210,338,429	304,332,698	120,834,086

Sub-total of cash inflows		818,291,374	305,597,881	2,184,196,528

Cash paid to acquire fixed assets, intangible assets and other long-term assets		(487,863,649)	(306,686,064)	(378,975,254)
Cash paid for entrusted loans	7(3)(f)	—	—	(4,000,000,000)
Cash paid for deposit at headquarters		(600,000,000)	—	—
Cash paid to other investing activities	6(38)(f)	—	(90,000,000)	(2,140,000,000)

Sub-total of cash outflows		(1,087,863,649)	(396,686,064)	(6,518,975,254)

Net cash flows used in investing activities		(269,572,275)	(91,088,183)	(4,334,778,726)

Cash flows used in financing activities
Cash received from borrowings		10,000,000	500,000,000	—

Sub-total of cash inflows		10,000,000	500,000,000	—

Cash repayments of borrowings		(10,000,000)	—	(500,000,000)
Cash payments for distribution of profits	6(27)	(3,675,839,788)	(2,537,000,000)	(2,368,000,000)
Cash payments for interest expenses		(1,088)	(6,550,592)	(5,222,150)
Cash paid to other financing activities	6(38)(g)	—	(6,123,689)	(6,378,698)

Sub-total of cash outflows		(3,685,840,876)	(2,549,674,281)	(2,879,600,848)

Net cash flows used in financing activities		(3,675,840,876)	(2,049,674,281)	(2,879,600,848)

Effect of foreign exchange rate changes on cash and cash equivalents		1,781,037	620,568	(2,504,130)

Net (decrease)/increase in cash and cash equivalents	6(38)(b)	(388,179,993)	2,461,186,626	(4,097,846,881)
Add: Cash and cash equivalents at beginning of year		7,205,477,037	6,817,297,044	9,278,483,670

Cash and cash equivalents at end of year	6(38)(b)	6,817,297,044	9,278,483,670	5,180,636,789

*	Not covered by the independent auditor’s report included herein

The accompanying notes form an integral part of these financial statements.

Legal representative:	General manager:	Head of accounting department:
Zhang Minglong	Zhang Minglong	Lu Daoqing

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

STATEMENTS OF CHANGES IN OWNERS’ EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2018*, 2019 AND 2020

(All amounts in RMB Yuan unless otherwise stated)

Item	Note	Paid-in capital	Capital surplus	Specific reserve	Surplus reserve	Undistributed profits	Total owners’ equity
Balance at 1 January 2018*		7,800,811,272	1,454,646	—	267,437,993	5,200,223,774	13,269,927,685
Movements for the year ended 31 December 2018*
Net profit	6(27)	—	—	—	—	3,228,681,590	3,228,681,590
Profit distribution
Distribution for owners	6(27)	—	—	—	—	(3,675,839,788)	(3,675,839,788)
Appropriation to surplus reserve	6(26)	—	—	—	1,893,106,367	(1,893,106,367)	—
Specific reserve	6(25)
Accrued		—	—	40,033,813	—	—	40,033,813
Utilized		—	—	(40,033,813)	—	—	(40,033,813)

Balance at 31 December 2018*		7,800,811,272	1,454,646	—	2,160,544,360	2,859,959,209	12,822,769,487

Balance at 1 January 2019*		7,800,811,272	1,454,646	—	2,160,544,360	2,859,959,209	12,822,769,487
Movements for the year ended 31 December 2019
Net profit	6(27)	—	—	—	—	3,383,585,735	3,383,585,735
Profit distribution
Distribution for owners	6(27)	—	—	—	—	(2,537,000,000)	(2,537,000,000)
Appropriation to surplus reserve	6(26)	—	—	—	338,358,573	(338,358,573)	—
Specific reserve	6(25)
Accrued		—	—	37,018,671	—	—	37,018,671
Utilized		—	—	(37,018,671)	—	—	(37,018,671)

Balance at 31 December 2019		7,800,811,272	1,454,646	—	2,498,902,933	3,368,186,371	13,669,355,222

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

STATEMENTS OF CHANGES IN OWNERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED 31 DECEMBER 2018*, 2019 AND 2020

(All amounts in RMB Yuan unless otherwise stated)

Item	Note	Paid-in capital	Capital surplus	Specific reserve	Surplus reserve	Undistributed profits	Total owners’ equity
Balance at 1 January 2020		7,800,811,272	1,454,646	—	2,498,902,933	3,368,186,371	13,669,355,222
Movements for the year ended 31 December 2020
Net profit	6(27)	—	—	—	—	2,412,799,656	2,412,799,656
Profit distribution
Distribution for owners	6(27)	—	—	—	—	(2,368,000,000)	(2,368,000,000)
Appropriation to surplus reserve	6(26)	—	—	—	241,279,966	(241,279,966)	—
Specific reserve	6(25)
Accrued		—	—	39,036,294	—	—	39,036,294
Utilized		—	—	(39,036,294)	—	—	(39,036,294)

Balance at 31 December 2020		7,800,811,272	1,454,646	—	2,740,182,899	3,171,706,061	13,714,154,878

*	Not covered by the independent auditor’s report included herein

The accompanying notes form an integral part of these financial statements.

Legal representative:	General manager:	Head of accounting department:
Zhang Minglong	Zhang Minglong	Lu Daoqing

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

1	General information

Shanghai Secco Petrochemical Company Limited (“the Company”) was a Sino-foreign equity joint venture established in Shanghai, the People’s Republic of China (“the PRC”) in 2001 by China Petroleum and Chemical Corporation (“Sinopec Corp.”), Sinopec Shanghai Petrochemical Company Limited (“SPC”) and BP Chemicals East China Investments Limited (“BPCECIL”). The Company obtained an approval certificate (Wai Jing Mao Zi Shen Zi [2001] No. 0099 from the Ministry of Commerce (formerly Ministry of Foreign Trade and Economic Co-operation) on 13 September 2001, and a business license (Qi He Hu Zong Zi No. 029541 (Shi Ju)) on 29 October 2001 issued by the State Administration of Industry and Commerce of the PRC. The original registered capital and paid-in capital of the Company both were USD 901,440,964. Sinopec Corp., SPC and BPCECIL held 30%, 20% and 50% equity interest in the Company, respectively. The Company commenced its active operation on 31 March 2005, and the approved period of operation is 50 years.

On 24 October 2013 and 25 November 2013, Sinopec Corp., SPC and BPCECIL amended the Equity Joint Venture Contract and Articles of Association to progressively increase the registered capital of the Company from USD 901,440,964 to USD 1,051,526,582. The total increased registered capital would be contributed by Sinopec Corp., SPC and BPCECIL in proportion to their respective shareholding in the Company by instalments. In February 2014, the Company obtained a reply approval (Hu Shang Wai Zi Pi [2014] No. 292 Approval of Secco Petrochemical Company Limited Replenishment by Municipal Commission of Commerce) from Shanghai Municipal Commission of Commerce. On 17 March 2014, the Company obtained a business license (registration No. 310000400279832) issued by the State Administration of Industry and Commerce of the PRC.

In 2013 and 2014, the Company received paid-in capital contributed by Sinopec Corp., SPC and BPCECIL in proportion to their respective shareholding in the Company by instalments, totalling to USD 58,430,374 (equivalent to RMB 357,226,095).

On 27 April 2017, Sinopec Corp. and Sinopec Shanghai Gaoqiao Petrochemical Company Limited (“Gaoqiao Petrochemical”) (subsidiary of Sinopec Corp.) entered into an agreement with BPCECIL, according to which Gaoqiao Petrochemical purchased 50% equity in the Company from BPCECIL. On 26 October 2017, the Company was transformed from a “Sino-foreign joint venture” to an “other limited liability corporation”.

As at 31 December 2020, the registered capital of the Company was USD 1,051,526,582 and the paid-in capital was USD 959,871,338 (equivalent to RMB 7,800,811,272)(31 December 2019: RMB 7,800,811,272). Among which, Sinopec Corp.’s contribution was USD 287,984,941 (equivalent to RMB 2,340,387,239), representing 30% of the paid-in capital of the Company; Gaoqiao Petrochemical’s contribution was USD 479,896,436 (equivalent to RMB 3,900,165,871), representing 50% of the paid-in capital of the Company; SPC’s contribution was USD 191,989,961 (equivalent to RMB 1,560,258,162), representing 20% of the paid-in capital of the Company.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

1	General information (Cont’d)

The Company’s approved scope of business operations mainly comprises the production of ethylene, polyethylene, styrene, polystyrene, propylene, acrylonitrile, polypropylene, butadiene, aromatic hydrocarbons and by-products; sales of these products and purchased raw materials; as well as provision of related after-sales services and technical consultation with respect to such main petrochemical products and by-products; it is also engaged in polymers application development and providing ancillary utilities engineering services to suppliers and processors.

These financial statements were approved for issue by the Company’s responsible persons on 28 April 2021.

2	Basis of preparation

The financial statements are prepared in accordance with the Accounting Standards for Business Enterprises—Basic Standard, the specific accounting standards and other relevant regulations issued by the Ministry of Finance on 15 February 2006 and in subsequent periods (hereafter collectively referred to as “the Accounting Standards for Business Enterprises” or “CAS”).

The financial statements are prepared on a going concern basis.

3	Statement of compliance with the Accounting Standards for Business Enterprises

The financial statements of the Company for the years ended 31 December 2018, 2019 and 2020 are in compliance with the Accounting Standards for Business Enterprises, and truly and completely present the Company’s financial position of the Company as at 31 December 2018, 2019 and 2020 and its financial performance, cash flows and other information for the years then ended.

4	Summary of significant accounting policies and accounting estimates

(1)	Accounting year

The Company’s accounting year starts on 1 January and ends on 31 December.

(2)	Recording currency

The Company’s recording currency is Renminbi (RMB). The financial statements are presented in RMB.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

4	Summary of significant accounting policies and accounting estimates (Cont’d)

(3)	Foreign currency translation

Foreign currency transactions

Foreign currency transactions are translated into recording currency using the exchange rates prevailing at the dates of the transactions.

At the balance sheet date, monetary items denominated in foreign currencies are translated into recording currency using the spot exchange rates on the balance sheet date. Exchange differences arising from these translations are recognized in profit or loss for the current period, except for those attributable to foreign currency borrowings that have been taken out specifically for acquisition or construction of qualifying assets, which are capitalised as part of the cost of those assets. Non-monetary items denominated in foreign currencies that are measured at historical costs are translated at the balance sheet date using the spot exchange rates at the date of the transactions. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

(4)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits that can be readily drawn on demand, and short-term and highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(5)	Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. A financial asset or a financial liability is recognized when the Company becomes a party to the contractual provisions of the instrument.

(a)	Financial assets

(i)	Financial assets classification and measurement

Based on the business model for financial asset management and the contractual cash flow characteristics of financial assets, the Company classifies the financial assets as: (1) financial assets measured at amortized cost; (2) financial assets at fair value through other comprehensive income; (3) financial assets at fair value through profit or loss in the current period.

Financial assets are measured at fair value at initial recognition. For financial assets at fair value through profit and loss in the current period, the related transaction costs are directly recognized in profit or loss. For other financial assets, the related transaction costs are included in initially recognized amounts. Accounts receivable or notes receivable arising from sales of products or provision of services (excluding or without regard to significant financing components) are initially recognized at the consideration that is entitled to be charged by the Company as expected.

Debt instruments

Debt instruments held by the Company are instruments conform to the definition of financial liabilities from the perspective of the issuer, and are measured with the following three methods respectively:

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

4	Summary of significant accounting policies and accounting estimates (Cont’d)

(5)	Financial Instruments (Cont’d)

(a)	Financial assets (Cont’d)

(i)	Financial assets classification and measurement (Cont’d)

Measured at amortized cost:

The Company’s business model for financial asset management aims to receive contractual cash flows. The contractual cash flow characteristics of such financial assets are consistent with basic loan arrangement, which means the cash flow generated at certain date is only the payment for the principal and the corresponding interest based on unpaid principal. The interest income of such financial assets is recognized using the effective interest method. Such financial assets mainly comprise cash at bank and on hand, accounts receivables, other receivables and other current assets. Debt investments due within 1 year (inclusive) at the balance sheet date are included in the current portion of non-current assets; debt investments with maturities of no more than 1 year (inclusive) at acquisition are included in other current assets.

Measured at fair value and recorded into other comprehensive income:

The Company’s business model for the financial asset management aims to receive contractual cash flows and hold the financial assets for sale. The contractual cash flow characteristics of such financial assets are consistent with basic loan arrangement. Such financial assets are measured at fair value through other comprehensive income. However, impairment losses or gains, exchange gains or losses and interest income calculated using the effective interest method are included in profit or loss in the current period. Such financial assets are presented as financial assets at fair value through other comprehensive income and other debt investments. Other debt investments due within 1 year (inclusive) at the balance sheet date are included in the current portion of non-current assets; other debt investments with maturities of no more than 1 year (inclusive) at acquisition are included in other current assets.

Measured at fair value and recorded in current profit and loss:

Debt instruments held by the Company that are not divided into those at amortized cost, or those measured at fair value through other comprehensive income are included in those measured at fair value through profit or loss. At initial recognition, the Company designates part of the financial assets as financial assets at fair value through profit or loss in the current period in order to eliminate or substantially reduce accounting mismatch. Financial assets with maturities over 1 year and expected to be held over 1 year at the balance sheet date are presented as other non-current financial assets, others are presented as financial assets at fair value through profit or loss.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

4	Summary of significant accounting policies and accounting estimates (Cont’d)

(5)	Financial Instruments (Cont’d)

(a)	Financial assets (Cont’d)

(ii)	Impairment

For the financial assets measured at amortized cost, calculated at fair value and listed at other comprehensive profit, the Company recognizes the loss provision based on the expected credit losses.

The Company calculates and confirms expected credit losses, taking into account reasonable and well-founded information on past events, current conditions and projections of future economic conditions.

On each balance sheet date, the Company measures the expected credit losses of financial instruments at different stages. Financial instruments that have no significant increase in credit risk since the initial recognition are classified into “Stage 1”, and the Company measures the loss provision based on the expected credit losses in the following 12 months; financial instruments that have a significant increase in credit risk but with no credit impairment since the initial recognition are classified into “Stage 2”, and the Company measures the loss provision according to the lifetime expected credit losses; financial instruments that suffer credit impairment since the initial recognition are classified into “Stage 3”, and the Company measures the loss provision according to the lifetime expected credit losses.

For financial instruments with lower credit risk on the balance sheet date, the Company assumes that its credit risk has not increased significantly since the initial recognition, and measures the loss according to the expected credit losses in the next 12 months.

For financial instruments in Stage1 and Stage 2 and with low credit risk, interest income is calculated based on carrying amount without deduction of impairment provision and the actual effective interest rate. For financial instruments in Stage 3, interest income is calculated based on amortized cost by using carrying amount less impairment provision appropriated and the actual effective interest rate.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

4	Summary of significant accounting policies and accounting estimates (Cont’d)

(5)	Financial Instruments (Cont’d)

(a)	Financial assets (Cont’d)

(ii)	Impairment (Cont’d)

For notes receivables, accounts receivables, and financial assets at fair value through other comprehensive income resulted from operating activities, such as sales of goods or rendering of services, regardless of whether exists the significant financing component, the Company measures the loss provision according to the lifetime expected credit losses.

When a single financial asset is unable to assess the expected credit loss at a reasonable cost, the Company divides the receivables into several portfolios based on the characteristics of credit risk and calculates the expected credit loss on the basis of the portfolio.

For receivables based on portfolio and notes receivables and financial assets at fair value through other comprehensive income resulted from operating activities, such as sales of goods or rendering of services, the expected credit loss is calculated by default risk exposure and the expected credit loss rate in the whole life period, based on historical experience of credit loss, the current situation and forecast of future economic situation. For other receivables, the expected credit loss is calculated by default risk exposure and the expected credit loss rate in the next 12 months or the whole life period, based on historical experience of credit loss, the current situation and forecast of future economic situation.

The Company recognizes the losses from provision or reversal into the current profit or loss. For debt instruments at fair value through other comprehensive income, the Company adjusts other comprehensive income when impairment losses or gains are included in profit or loss in the current period.

(iii)	Derecognition

Financial assets are derecognized when meet one of the following situations: (1) the right to receive cash flows has been ceased; (2) financial assests have been transferred and the Company has transferred substantially all the risks and rewards of ownership; (3) financial assets have been transferred. Although the Company neither transfers nor retains nearly all the risks and rewards in the ownership of the financial asset, it has relinquished control over the financial asset.

When the investment of other equity instruments is recognized after termination, the difference between the book value and the consideration received and the accumulated amount of the fair value change directly included in other comprehensive income shall be recorded into retained earnings.When the remaining financial assets are recognized, the difference between their book value and the sum of the consideration they received and the accumulated amount of the fair value change directly recorded in other comprehensive income shall be recorded into the current profit and loss.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

4	Summary of significant accounting policies and accounting estimates (Cont’d)

(5)	Financial Instruments (Cont’d)

(b)	Financial liabilities

Financial liabilities are classified into financial liabilities measured at amortized cost and financial liabilities at fair value through profit or loss.

The Company’s financial liabilities are mainly financial liabilities measured at amortized cost, including accounts payables, and other payables, borrowings, etc. Such financial liabilities are recognized initially at fair value, net of transaction costs incurred, and subsequently measured using the effective interest method. Such financial liabilities with maturities no more than one year are classified as current liabilities. Other financial liabilities with maturities over one year but are due within one year at the balance sheet date are classified as the current portion of non-current liabilities. Others are classified as non-current liabilities.

A financial liability is derecognized or partly derecognized when the underlying present obligation is discharged or partly discharged. The difference between the carrying amount of the derecognized part of the financial liability and the consideration paid is recognized in profit or loss for the current period.

(c)	Determination of the fair value of financial instruments

The fair value of a financial instrument that is traded in an active market is determined at the quoted price in the active market. The fair value of a financial instrument that is not traded in an active market is determined by using a valuation technique. The Company adopts valuation technique that is applicable in the current period and featured with enough data and other information to support valuation outcomes. In the process of valuation, the Company prefers inputs that come from assets and liabilities which have the similar character with the market participant’s assets and liabilities and makes the maximum use of observable inputs. Unobservable inputs can be utilized when relevant observable inputs cannot be obtained or obtained inputs are not feasible. When relevant observable inputs are unavailable or infeasible, unobservable inputs are adopted.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

4	Summary of significant accounting policies and accounting estimates (Cont’d)

(6)	Inventories

Inventories include raw materials, work in progress and finished goods, and are measured at the lower of cost and net realizable value.

Cost is determined using the weighted average method. The cost of finished goods and semi-finished products comprise raw materials, direct labor and systematically allocated production overhead based on the normal production capacity. Turnover materials include low value consumables and packaging materials, and are expensed when issued.

Provision for decline in the value of inventories is determined at the excess amount of the carrying amounts of the inventories over their net realizable value. Net realizable value is determined based on the estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs necessary to make the sale and related taxes.

The Company adopts the perpetual inventory system.

(7)	Fixed assets

Fixed assets comprise buildings, machinery and equipment, motor vehicles, office and other equipment. Fixed assets purchased or constructed by the Company are initially measured at cost at the time of acquisition.

Subsequent expenditures incurred for a fixed asset are included in the cost of the fixed asset when it is probable that the associated economic benefits will flow to the Company and the related cost can be reliably measured. The carrying amount of the replaced part is derecognized. All the other subsequent expenditures are recognized in profit or loss for the period in which they are incurred.

Fixed assets are depreciated using the straight-line method to allocate the cost of the assets to their estimated residual values over their estimated useful lives. For the fixed assets that have been provided for impairment loss, the related depreciation charge is prospectively determined based upon the adjusted carrying amounts over their remaining useful lives.

The estimated useful lives, the estimated net residual values expressed as a percentage of cost and the annual depreciation rates of fixed assets are as follows:

	Estimated useful lives	Estimated net residual values	Annual depreciation rates
Buildings	4 to 40 years	3%	2.43% to 24.25%
Machinery and equipment	4 to 28 years	3%	3.46% to 24.25%
Motor vehicles	8 to 10 years	3%	9.7% to 12.13%
Office and other equipment	4 to 14 years	3%	6.93% to 24.25%

The estimated useful life and the estimated net residual value of a fixed asset and the depreciation method applied to the asset are reviewed, and adjusted as appropriate at each year-end.

A fixed asset is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The amount of proceeds from disposals on sale, transfer, retirement or damage of a fixed asset net of its carrying amount and related taxes and expenses is recognized in profit or loss for the current period.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

4	Summary of significant accounting policies and accounting estimates (Cont’d)

(8)	Construction in progress

Construction in progress is measured at actual cost. Actual cost comprises construction costs, installation costs, borrowing costs that are eligible for capitalisation and other costs necessary to bring the fixed assets ready for their intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation is charged starting from the following month.

(9)	Intangible assets

Intangible assets include land use rights, patent rights and computer software systems, and are measured at cost.

(a)	Land use rights

Land use rights are amortized on the straight-line basis over their approved use period of 47 years. If the acquisition costs of the land use rights and the buildings located thereon cannot be reasonably allocated between the land use rights and the buildings, all of the acquisition costs are recognized as fixed assets.

(b)	Patents

Patents are amortized on a straight-line basis over the patent protection period of 10 years as stipulated by the laws.

(c)	Computer software systems

Computer software systems are amortized on the straight-line basis over the estimated useful lives.

(d)	Periodical review of useful life and amortisation method

For an intangible asset with a finite useful life, review of its useful life and amortisation method is performed at each year-end, with adjustment made as appropriate.

(10)	Research and development

The expenditure on an internal research and development project is classified into expenditure on the research phase and expenditure on the development phase based on its nature and whether there is material uncertainty that the research and development activities can form an intangible asset at the end of the project.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

4	Summary of significant accounting policies and accounting estimates (Cont’d)

(10)	Research and development (Cont’d)

Expenditure on the research phase is recognized in profit or loss in the period in which it is incurred. Expenditure on the development phase is capitalized only if all of the following conditions are satisfied:

•	it is technically feasible to complete the intangible asset so that it will be available for use or sale;

•	management intends to complete the intangible asset, and use or sell it;

•	it can be demonstrated how the intangible asset will generate economic benefits;

•	there are adequate technical, financial and other resources to complete the development and the ability to use or sell the intangible asset; and

•	the expenditure attributable to the intangible asset during its development phase can be reliably measured.

Other development expenditures that do not meet the conditions above are recognized in profit or loss in the period in which they are incurred. Development costs previously recognized as expenses are not recognized as an asset in a subsequent period. Capitalized expenditure on the development phase is presented as development costs in the balance sheet and transferred to intangible assets at the date that the asset is ready for its intended use.

(11)	Long-term prepaid expenses

Long-term prepaid expenses mainly include the catalyst expenditures that have been incurred but should be recognized as expenses over more than one year in the current and subsequent periods. Long-term prepaid expenses are amortized on the straight-line basis over the expected beneficial period and are presented at actual expenditure net of accumulated amortisation.

Catalysts are amortized on the straight-line basis over their useful lives of 1.5 to 10 years.

(12)	Impairment of long-term assets

Fixed assets, construction in progress and intangible assets with finite useful lives, are tested for impairment if there is any indication that an asset may be impaired at the balance date, and intangible assets not ready for their intended use are tested at least annually for impairment, irrespective of whether there is any indication that they may be impaired. If the result of the impairment test indicates that the recoverable amount of an asset is less than its carrying amount, a provision for impairment and an impairment loss are recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the future cash flows expected to be derived from the asset. Provision for asset impairment is determined and recognized on the individual asset basis. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of a group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash inflows.

Once the above asset impairment loss is recognized, it will not be reversed for the value recovered in the subsequent periods.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

4	Summary of significant accounting policies and accounting estimates (Cont’d)

(13)	Borrowing costs

The borrowing costs that are directly attributable to the acquisition and construction of a fixed asset that needs a substantially long period of time for its intended use commence to be capitalised and recorded as part of the cost of the asset when expenditures for the asset and borrowing costs have been incurred, and the activities relating to the acquisition and construction that are necessary to prepare the asset for its intended use have commenced. The capitalisation of borrowing costs ceases when the asset under acquisition or construction becomes ready for its intended use and the borrowing costs incurred thereafter are recognized in profit or loss for the current period. Capitalisation of borrowing costs is suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

(14)	Employee benefits

Employee benefits refer to all forms of consideration or compensation given by the Company in exchange for service rendered by employees or for termination of employment relationship, which include short-term employee benefits, post-employment benefits, termination benefits and other long-term employee benefits.

(a)	Short-term employee benefits

Short-term employee benefits include employee wages or salaries, bonus, allowances and subsidies, staff welfare, premiums or contributions on medical insurance, work injury insurance and maternity insurance, housing funds, union running costs and employee education costs. The short-term employee benefits actually occurred are recognized as a liability in the accounting period in which the service is rendered by the employees, with a corresponding charge to the profit or loss for the current period or the cost of relevant assets. Non-monetary benefits are measured at fair value.

(b)	Post-employment benefits

The Company classifies post-employment benefit plans as either defined contribution plans or defined benefit plans. Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into a separate fund and will have no obligation to pay further contributions; and defined benefit plans are post-employment benefit plans other than defined contribution plans. During the reporting period, the Company’s post-employment benefits mainly include the premiums or contributions on basic pensions and unemployment insurance, both of which belong to defined contribution plans.

Basic pensions

The Company’s employees participate in the basic pension plan set up and administered by local authorities of Ministry of Human Resource and Social Security. Monthly payments of premiums on the basic pensions are calculated according to prescribed bases and percentages by relevant local authorities. When employees retire, the relevant local authorities are obliged to pay the basic pensions to them. The amounts based on the above calculations are recognized as liabilities in the accounting period in which the service has been rendered by the employees, with a corresponding charge to the profit or loss for the current period or the cost of relevant assets.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

4	Summary of significant accounting policies and accounting estimates (Cont’d)

(14)	Employee benefits (Cont’d)

(c)	Termination benefits

The Company provides compensation for terminating the employment relationship with employees before the end of the employment contracts or as an offer to encourage employees to accept voluntary redundancy before the end of the employment contracts. The Company recognises a liability arising from compensation for termination of the employment relationship with employees, with a corresponding charge to profit or loss for the current period at the earlier of the following dates: 1) when the Company cannot unilaterally withdraw an employment termination plan or a curtailment proposal; 2) when the Company recognises costs or expenses for a restructuring that involves the payment of termination benefits.

The termination benefits expected to be settled within one year since the balance sheet date are classified as current liabilities.

(15)	Provisions

Provisions for product warranties and onerous contracts, are recognized when the Company has a present obligation, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be measured reliably.

A provision is initially measured at the best estimate of the expenditure required to settle the related present obligation. Factors surrounding a contingency, such as the risks, uncertainties and the time value of money, are taken into account as a whole in reaching the best estimate of a provision. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash outflows. The increase in the discounted amount of the provision arising from passage of time is recognized as interest expense.

The carrying amount of provisions is reviewed at each balance sheet date and adjusted to reflect the current best estimate.

The provisions expected to be settled within one year since the balance sheet date are classified as current liabilities.

(16)	Deferred tax assets and deferred tax liabilities

Deferred tax assets and deferred tax liabilities are calculated and recognized based on the differences arising between the tax bases of assets and liabilities and their carrying amounts (temporary differences). Deferred tax asset is recognized for the deductible losses that can be carried forward to subsequent years for deduction of the taxable profit in accordance with the tax laws. No deferred tax liability is recognized for a temporary difference arising from the initial recognition of goodwill. No deferred tax asset or deferred tax liability is recognized for the temporary differences resulting from the initial recognition of assets or liabilities due to a transaction other than a business combination, which affects neither accounting profit nor taxable profit (or deductible loss). At the balance sheet date, deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

Deferred tax assets are only recognized for deductible temporary differences, deductible losses and tax credits to the extent that it is probable that taxable profit will be available in the future against which the deductible temporary differences, deductible losses and tax credits can be utilized.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

4	Summary of significant accounting policies and accounting estimates (Cont’d)

(16)	Deferred tax assets and deferred tax liabilities (Cont’d)

Deferred tax assets and liabilities are offset when:

•	the deferred tax assets and deferred tax liabilities are related to the same tax payer within the Company and the same taxation authority; and

•	that tax payer within the Company has a legally enforceable right to offset current tax assets against current tax liabilities.

(17)	Safety production costs

According to the decision of the State Council on Further Strengthing the work of production safety (Guofa No.2 2004), Shanghai Municipal Government to implement the State Council on Further Strengthening corporate safety work notice (Hufufa No.35 2010) and Safe production costs extraction and use of management practices (Caiqi No.16 2012) issued by the Ministry of Finance and the national production safety supervision administration on 2 February 2012, The Company extracted safety production costs in a certain percentage of sales revenue from the dangerous goods in previous year, which is used for safety costs.

The safety production costs, accrued in accordance with the above regulations, shall be charged in relevant costs or profit and loss, and in the specific reserve. Safety production costs, which belong to expenses, directly offset the special reserves. If the costs formed into fixed assets, the special reserves shall be offset according to the cost forming into fixed assets, and recognize the same amount of accumulated depreciation. This fixed asset shall no longer accrue depreciation in the following period.

(18)	Revenue recognition

The Company shall, when the customer acquires control over the relevant goods or services, recognize the income at the amount of consideration to which it is expected to be entitled.

Sales of goods

The Company manufactures and sells ethylene, polyethylene, styrene, polystyrene, propylene, acrylonitrile, polypropylene, butadiene, aromatic hydrocarbons and other chemical products and plastic raw materials to distributors. Sales are recognized when control of the products has transferred, being when the products are delivered to and accepted by the customer. The Company delivers the products to the specific location in accordance with the sales contract, and recognized as revenues when the customer confirms receipt of the products. Revenue excludes value added tax and is after deduction of any estimated trade discounts.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

4	Summary of significant accounting policies and accounting estimates (Cont’d)

(19)	Government grants

Government grants refer to the monetary or non-monetary assets obtained by the Company from the government, including tax return and financial subsidy.

Government grants are recognized when the grants can be received and the Company can comply with all attached conditions. If a government grant is a monetary asset, it will be measured at the amount received or receivable. If a government grant is a non-monetary asset, it will be measured at its fair value. If it is unable to obtain its fair value reliably, it will be measured at its nominal amount.

Government grants related to assets refer to government grants which are obtained by the Company for the purposes of purchase, construction or acquisition of the long-term assets. Government grants related to income refer to the government grants other than those related to assets.

Government grants related to assets are either deducted against the carrying amount of the assets, or recorded as deferred income and recognized in profit or loss on a systemic basis over the useful lives of the assets. Government grants related to income that compensate the future costs, expenses or losses are recorded as deferred income and recognized in profit or loss, or deducted against related costs, expenses or losses in reporting the related expenses; government grants related to income that compensate the incurred costs, expenses or losses are recognized in profit or loss, or deducted against related costs, expenses or losses directly in current period. The Company applies the presentation method consistently to the similar government grants in the financial statements.

Government grants that are related to ordinary activities are included in operating profit, otherwise, they are recorded in non-operating income or expenses.

(20)	Leases

The Company applied the new lease standard as of 1 January 2019.

Lease is a kind of contract whereby, within a certain period of time, the lessor transfers the right-of-use of assets to lessee in order to obtain benefits.

The Company as the lessee

The Company recognized the right-of-use assets at the beginning of the lease period and the lease liabilities at the present value of the outstanding lease payments.Lease payments include fixed payments and payments to be made if it is reasonably determined that the option to buy or to terminate the lease option will be exercised.The variable rent, which is determined by a certain percentage of sales, is not included in the lease payment and is recorded into the current profit and loss when it actually occurs.The Company will be paid from the balance sheet date within one year (including one year) of the lease liabilities, as a non-current liabilities due within one year.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

4	Summary of significant accounting policies and accounting estimates (Cont’d)

(20)	Leases (Cont’d)

The right-of-use assets of the Company including leased houses and buildings, plant and machinery equipment, means of transport and others.The right-of-use assets are initially measured at cost, which includes the initial measurement of the lease liability, the lease payment paid on or before the lease period, the initial direct expenses, etc., and deducts the lease incentive received.Where the Company is able to reasonably determine the ownership of the leased assets upon the expiration of the lease term, depreciation of the leased assets shall be calculated and withdrawn within the remaining service life of the leased assets;If it is not reasonable to determine whether the ownership of the leased asset can be acquired at the end of the lease term, the depreciation shall be calculated within the shorter period between the lease term and the remaining useful life of the leased asset. When the recoverable amount is lower than the book value of the asset, the Company writes down the book value to the recoverable amount.

For short-term leases with a lease term of no more than 12 months, the Company chooses not to recognize the right-of-use assets and lease liabilities, and records the relevant rental expenses into the current profits and losses or related asset costs according to the straight-line method during each period of the lease term.

(21)	Profit distribution

Proposed profit distribution is recognized as a liability in the period in which it is approved by the Board of Directors.

(22)	Critical accounting estimates and judgements

The Company continually evaluates the critical accounting estimates and key judgements applied based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a)	Critical judgments in applying the accounting policies

(i)	Classification of financial assets

The Company in determining the classification of financial assets involved in the major judgments including business model and contract cash flow characteristics of the analysis.

The Company determines the business model of managing financial assets at the level of financial asset portfolio, taking into account such factors as the way of evaluating and reporting the performance of financial assets to key managers, the risk and management methods that affect the performance of financial assets, and the ways in which relevant business managers are paid, etc..

When the Company evaluates whether the contract cash flow of financial assets is consistent with the basic loan arrangement, there are the following main judgments: whether the time distribution or amount of principal may change within the duration due to prepayment or other reasons; whether interest include only the time value of money, credit risk, other basic lending risks, and consideration of costs and profits. For example, whether the prepayment amount reflect only the principal outstanding and the interest based on the principal outstanding, as well as the reasonable compensation paid for the early termination of the contract.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

4	Summary of significant accounting policies and accounting estimates (Cont’d)

(22)	Critical accounting estimates and judgements (Cont’d)

(b)	Critical accounting estimates and key assumptions

The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next accounting year are outlined below:

(i)	Estimated useful lives and net residual values of fixed assets and other long-term assets

The Company assessed the estimated useful lives of fixed assets and other long-term assets in line with historical experience based on the actual useful lives of assets with similar nature or function. If there are significant changes in estimated useful lives and net residual values, depreciation or amortisation expenses for future periods are adjusted.

(ii)	Provision for decline in the value of inventories

Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for decline in the value of inventories. Net realizable value is determined based on the estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs necessary to make the sale and related taxes. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, costs to completion, costs necessary to make the sale and related taxes. If the actual selling prices are lower or the costs to completion are higher than estimated, the actual allowance for decline in the value of inventories would be higher than estimated.

(iii)	Income taxes

As there are some transactions and events for which the ultimate tax determination is uncertain during the ordinary course of business, significant judgement is required from the Company in determining the provision for income taxes. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

5	Taxation

The main categories and rates of taxes applicable to the Company are set out below:

Category	Tax rate	Tax base
Enterprise income tax(a)	25%	Taxable income
Value-added tax (“VAT”)(b)	6%, 9%,10%, 13%, 16%	Taxable value-added amount (Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less deductible VAT input of the current period)
City maintenance and construction tax	1%	VAT paid
Educational surcharge	3%	VAT paid
Local educational surcharge	2%	VAT paid

(a)

Pursuant to the “Circular on Enterprise Income Tax Policy concerning Deductions for Equipment and Appliances”(Cai Shui [2018] 54) issued by the State Administration of Taxation, during the period from 1 January 2018 to 31 December 2020, the cost of newly purchased equipment with the original cost less than RMB 5 million can be fully deducted against taxable profit in the next month after the asset is put into use, instead of being depreciated annually for tax filing.

(b)

Pursuant to the “Ministry of Finance, State Administration of Taxation, General Administration of Customs, Announcement on Deepening the Policies Related to Value-Added Tax Reform”(Caishui[2019] 39) jointly issued by the Ministry of Finance and the State Administration of Taxation, the applicable VAT rate of taxable sales behaviour, importing of goods is 13% from 1 April 2019, while it was 16% before then.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements

(1)	Cash at bank and on hand

	31 December 2019	31 December 2020
Cash at bank - RMB	9,239,983,712	5,144,434,008
- USD (translated into RMB)	38,499,958	36,202,781
Other cash balances (a)	90,000,000	40,000,000

	9,368,483,670	5,220,636,789

(a)	As at 31 December 2020, other cash balances RMB 40,000,000 (31 December 2019: RMB 90,000,000) is deposit for unconditional irrevocable Letter of Guarantee of RMB 400,000,000.

(2)	Accounts receivable

	31 December 2018			31 December 2019
Receivables due from related parties (Note 7(4))	205,314,585			174,939,409
Accounts receivable from third parties	166,884,594			197,643,971

	372,199,179			372,583,380

		Increase in the current year	Decrease in the current year
Less: Provision for bad debts (i)	(8,797,278)	—	—	(8,797,278)

	363,401,901			363,786,102

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(2)	Accounts receivable (Cont’d)

	31 December 2019			31 December 2020
Receivables due from related parties (Note 7(4))	174,939,409			154,044,971
Accounts receivable from third parties	197,643,971			165,154,703

	372,583,380			319,199,674

		Increase in the current year	Decrease in the current year
Less: Provision for bad debts (i)	(8,797,278)	—	1,040,393	(7,756,885)

	363,786,102			311,442,789

The aging of accounts receivable and related provisions for bad debts are analyzed below:

	31 December 2019	31 December 2020
Within 1 year	363,786,102	311,442,789
1 to 3 years	—	—
Over 3 years	8,797,278	7,756,885

	372,583,380	319,199,674

(i)	Provision

For accounts receivables, regardless of whether exists the significant financing component, the Company measures the loss provision according to the lifetime expected credit losses.

	31 December 2019	31 December 2020
Provision of Acconuts receivable	(8,797,278)	(7,756,885)

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(3)	Financial assets at fair value through other comprehensive income

	31 December 2019	31 December 2020
Financial assets at fair value through other comprehensive income	275,684,637	501,351,308

(a)

Due to the requirement of cash management, the Company discounted and endorsed part of the bank acceptance notes. The business model of bank acceptance notes management is for the purpose of collecting cash flow of contracts and sales. Therefore, the Company classified all notes receivable to financial assets measured at fair value and whose changes are included in other comprehensive income.

(b)

The Company has no single provision for impairment of the bank acceptance notes, with all provision was accured by their expected credit loss. As at December 31 2019 and 2020, the Company considers that no bank acceptance notes has significant credit risk, and will not suffer significant loss due to the violation of banks.

(c)	As at 31 December 2019 and 31 December 2020, the Company had no unmatured notes receivable that have been endorsed or discounted.

(4)	Other receivables

	31 December 2019	31 December 2020
Property rental deposits	1,478,970	1,472,346
Others	60,800	686,832

	1,539,770	2,159,178

As at 31 December 2019 and 2020, all other receivables were aged within one year except for property rental deposits. No other receivables were past due but unimpaired. Provision for bad debts was not required as assessed by management of the Company.

(5)	Advances to suppliers

	31 December 2019	31 December 2020
Advances to suppliers	204,393,114	14,331,782

As at 31 December 2019 and 31 December 2020, the Company’s prepayment mainly refers to the prepayment of goods purchase, the aging of which is within one year.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(6)	Inventories

	31 December 2018			31 December 2019
Cost -
Raw materials	1,171,622,449			946,272,489
Semi-finished products	381,896,490			331,525,309
Finished goods	438,814,573			393,976,969

	1,992,333,512			1,671,774,767

		Increase in the current year	Decrease in the current year
Less: Provision for decline in the value of inventories -
Raw materials	(77,265,513)	(2,042,798)	3,915,674	(75,392,637)
Semi-finished products	(12,046,489)	(4,834,980)	12,046,490	(4,834,979)
Finished goods	(19,375,177)	(2,423,291)	19,375,176	(2,423,292)

	(108,687,179)	(9,301,069)	35,337,340	(82,650,908)

	1,883,646,333			1,589,123,859

	31 December 2019			31 December 2020
Cost -
Raw materials	946,272,489			868,768,228
Semi-finished products	331,525,309			272,934,389
Finished goods	393,976,969			426,167,130

	1,671,774,767			1,567,869,747

		Increase in the current year	Decrease in the current year
Less: Provision for decline in the value of inventories -
Raw materials	(75,392,637)	(2,508,089)	5,600,250	(72,300,476)
Semi-finished products	(4,834,979)	(2,752,574)	4,834,980	(2,752,573)
Finished goods	(2,423,292)	(1,526,859)	2,423,291	(1,526,860)

	(82,650,908)	(6,787,522)	12,858,521	(76,579,909)

	1,589,123,859			1,491,289,838

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(7)	Other non-current assets within one year

	31 December 2019	31 December 2020
Bank deposits	—	100,000,000

As at 31 December 2020, the other non-current assets within one year of RMB 100,000,000 (31 December 2019: Nil) was 18-month bank depostis with the annual rate of 3.192% in Shanghai Rural Commercial Bank, Jinshan branch, which will be due in October 2021.

(8)	Other current assets

	31 December 2019	31 December 2020
Entrusted loans(a)(Note7(4))	—	2,000,000,000
Time deposits(b)	—	600,000,000
Refund of consumption tax payable(c)	52,941,279	187,343,266
Others	2,171,547	2,171,547

	55,112,826	2,789,514,813

(a)

As at 31 December 2020, the entrusted loan of RMB 2,000,000,000 (31 December 2019: Nil) was the entrusted loan lended to Sinopec Corp. through China Merchants Bank, Shanghai branch, with an annual interest rate of 3.55% from 28 August 2020 to 27 August 2021.

(b)

As at 31 December 2020, time deposit of RMB 600,000,000 (31 December 2019: Nil) was one-year time deposit with an annual interest rate of 2.25% in Minsheng Bank of China, Jinshan branch, which will be due on 12 August 2021.

(c)

According to regulations of the Interim Measures for Consumption Tax Refunding (Exempting) on Naphtha and Fuel Used in Production of Ethylene and Arene Chemical Products issued by the State Administration of Taxation, eligible enterprises, which use naphtha and fuel to produce ethylene and arene chemical products, can enjoy tax rebate for consumption tax. As at 31 December 2020, the Company had made a tax refund application to the local tax bureau and confirmed that the consumption tax refund of RMB 187,343,266 would be received (31 December 2019: 52,941,279).

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(9)	Fixed assets

	Buildings	Machinery and equipment	Motor vehicles	Office and other equipment	Total
Cost
31 December 2018	1,351,721,955	19,486,492,188	13,122,472	186,870,556	21,038,207,171
Transferred from construction in progress (Note 6(10))	5,049,789	481,272,068	—	20,924,357	507,246,214
Other increases in the current year	124,080	11,772,318	442,016	24,359,155	36,697,569
Disposal in the current year	—	(90,654,093)	(1,600,684)	(16,291,671)	(108,546,448)

31 December 2019	1,356,895,824	19,888,882,481	11,963,804	215,862,397	21,473,604,506

Accumulated depreciation 31 December 2018	(870,123,559)	(15,957,441,434)	(5,281,662)	(124,950,007)	(16,957,796,662)
Provision in the current year	(48,918,859)	(554,058,969)	(1,088,933)	(19,153,200)	(623,219,961)
Disposal in the current year	—	85,189,857	1,350,451	15,797,388	102,337,696

31 December 2019	(919,042,418)	(16,426,310,546)	(5,020,144)	(128,305,819)	(17,478,678,927)

Carrying amount
31 December 2019	437,853,406	3,462,571,935	6,943,660	87,556,578	3,994,925,579

31 December 2018	481,598,396	3,529,050,754	7,840,810	61,920,549	4,080,410,509

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(9)	Fixed assets (Cont’d)

	Plant and buildings	Machinery and equipment	Motor vehicles	Office and other equipment	Total
Cost
31 December 2019	1,356,895,824	19,888,882,481	11,963,804	215,862,397	21,473,604,506
Transferred from construction in progress (Note 6(10))	3,020,477	71,344,872	953,321	17,506,521	92,825,191
Other increases in the current year	2,484,547	33,023,075	1,038,226	25,877,835	62,423,683
Disposal in the current year	—	(64,550,631)	(2,357,084)	(8,488,360)	(75,396,075)

31 December 2020	1,362,400,848	19,928,699,797	11,598,267	250,758,393	21,553,457,305

Accumulated depreciation 31 December 2019	(919,042,418)	(16,426,310,546)	(5,020,144)	(128,305,819)	(17,478,678,927)
Provision in the current year	(50,592,366)	(547,935,231)	(1,098,077)	(24,523,504)	(624,149,178)
Disposal in the current year	—	57,886,029	1,909,838	8,195,834	67,991,701

31 December 2020	(969,634,784)	(16,916,359,748)	(4,208,383)	(144,633,489)	(18,034,836,404)

Carrying amount
31 December 2020	392,766,064	3,012,340,049	7,389,884	106,124,904	3,518,620,901

31 December 2019	437,853,406	3,462,571,935	6,943,660	87,556,578	3,994,925,579

In 2020, the amounts of depreciation expenses charged cost of sales, selling and distribution expenses, general and administrative expenses and research and development expenses were RMB 610,002,606 ,RMB 1,120,980 ,RMB 12,881,160 and RMB 144,432 (2018: RMB 737,043,438, RMB 1,043,503, RMB 13,779,979 and RMB 60,169; 2019: RMB 609,665,198, RMB 1,067,539, RMB 12,461,713 and RMB 25,511), respectively.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(10)	Construction in progress

	31 December 2018	Increase in the current year	Current year transferred to fixed assets (Note 6(9))	Current year transferred to intangible assets (Note 6(12))	Written-off in the current year	31 December 2019
Construction in progress	611,555,581	238,898,156	(507,246,214)	(63,007,126)	(16,174,792)	264,025,605

Less: Provision for impairment of construction in progress	—	(16,174,792)	—	—	16,174,792	—

	611,555,581					264,025,605

	31 December 2019	Increase in the current year	Current year transferred to fixed assets (Note 6(9))	Current year transferred to intangible assets (Note 6(12))	Written-off in the current year	31 December 2020
Construction in progress	264,025,605	216,939,987	(92,825,191)	(21,358,767)	—	366,781,634

Less: Provision for impairment of construction in progress	—	—	—	—	—	—

	264,025,605					366,781,634

The construction in progress balance of the Company is mainly production and environmental protection equipment installation programs.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(11)	Right-of-use assets

	Buildings	Vehicles and other equipments	Total
Cost
31 December 2018	—	—	—
Change in accounting police	2,543,217	340,221	2,883,438

1 January 2019	2,543,217	340,221	2,883,438

Increase	2,927,139	—	2,927,139
Alteration of contracts	—	800	800
Expiration of contracts	(719,965)	—	(719,965)

31 December 2019	4,750,391	341,021	5,091,412

Accumulated depreciation
31 December 2018	—	—	—
Change in accounting police	—	—	—

1 January 2019	—	—	—

Increase	(5,064,003)	(227,347)	(5,291,350)
Expiration of contracts	719,965	—	719,965

31 December 2019	(4,344,038)	(227,347)	(4,571,385)

Carrying amount
31 December 2019	406,353	113,674	520,027

31 December 2018	—	—	—

	Buildings	Vehicles and other equipments	Total
Cost
31 December 2019	4,750,391	341,021	5,091,412

Increase	10,704,710	323,880	11,028,590
Decrease	(4,750,391)	(341,021)	(5,091,412)

31 December 2020	10,704,710	323,880	11,028,590

Accumulated depreciation
31 December 2019	(4,344,038)	(227,347)	(4,571,385)

Increase	(5,544,613)	(167,654)	(5,712,267)
Decrease	4,750,391	341,021	5,091,412

31 December 2020	(5,138,260)	(53,980)	(5,192,240)

Carrying amount
31 December 2020	5,566,450	269,900	5,836,350

31 December 2019	406,353	113,674	520,027

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(12)	Intangible assets

	Land use rights	Patents	Software	Total
Cost
31 December 2018	770,966,668	1,008,294,394	135,623,553	1,914,884,615
Increase in the current year	—	—	2,317,486	2,317,486
Transferred from construction in progress (Note 6(10))	—	15,243,671	47,763,455	63,007,126

31 December 2019	770,966,668	1,023,538,065	185,704,494	1,980,209,227

Accumulated amortisation 31 December 2018	(228,781,809)	(950,672,002)	(85,298,152)	(1,264,751,963)
Provision in the current year	(16,429,844)	(11,630,621)	(20,686,484)	(48,746,949)

31 December 2019	(245,211,653)	(962,302,623)	(105,984,636)	(1,313,498,912)

Carrying amount
31 December 2019	525,755,015	61,235,442	79,719,858	666,710,315

31 December 2018	542,184,859	57,622,392	50,325,401	650,132,652

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(12)	Intangible assets (Cont’d)

	Land use rights	Patents	Software	Total
Cost
31 December 2019	770,966,668	1,023,538,065	185,704,494	1,980,209,227
Increase in the current year	—	—	2,404,471	2,404,471
Transferred from construction in progress (Note 6(10))	—	1,415,094	19,943,673	21,358,767

31 December 2020	770,966,668	1,024,953,159	208,052,638	2,003,972,465

Accumulated amortisation 31 December 2019	(245,211,653)	(962,302,623)	(105,984,636)	(1,313,498,912)
Provision in the current year	(16,429,844)	(11,550,210)	(25,711,732)	(53,691,786)

31 December 2020	(261,641,497)	(973,852,833)	(131,696,368)	(1,367,190,698)

Carrying amount
31 December 2020	509,325,171	51,100,326	76,356,270	636,781,767

31 December 2019	525,755,015	61,235,442	79,719,858	666,710,315

In 2020, the amortisation of intangible assets was RMB 53,691,786 (2018: RMB 44,243,261; 2019: RMB 48,746,949).

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(13)	Long-term prepaid expenses

	31 December 2018	Increase in the current year	Amortisation charged in the current year	31 December 2019
Catalyst	140,973,920	12,933,061	(61,874,330)	92,032,651
Improvements to fixed assets held under operating leases	3,115,527	—	(1,038,509)	2,077,018

	144,089,447	12,933,061	(62,912,839)	94,109,669

	31 December 2019	Increase in the current year	Amortisation charged in the current year	31 December 2020
Catalyst	92,032,651	120,303,190	(42,269,451)	170,066,390
Improvements to fixed assets held under operating leases	2,077,018	—	(1,038,509)	1,038,509

	94,109,669	120,303,190	(43,307,960)	171,104,899

(14)	Other non-current assets

	31 December 2019	31 December 2020
Bank deposits
-Agricultural bank of China(a)	—	500,000,000
-China Merchants bank(b)	—	300,000,000
-Rural Commercial bank(c)	—	100,000,000
Time deposits Bank of Communications(d)	—	500,000,000

	—	1,400,000,000

(a)

As at 31 December 2020, bank deposits included three-year deposit of RMB 500,000,000 (31 December 2019: Nil) in Agricultural Bank of China, Shanghai Jinshan branch, with an annual interest rate of 3.784%, which will be due on 28 December 2023.

(b)

As at 31 December 2020, bank deposits included three-year deposit of RMB 300,000,000 (31 December 2019: Nil) in China Merchants bank, Shanghai Jinshan branch, with an annual interest rate of 3.7%, which will be due on 27 December 2022.

(c)

As at 31 December 2020, bank deposits included 18-month deposit of RMB 100,000,000 (31 December 2019: Nil) in Rural Commercial bank, Shanghai Jinshan branch, with an annual interest rate of 3.192%, which will be due on 7 February 2022.

(d)

As at 31 December 2020, time deposits of RMB 500,000,000 (31 December 2019: Nil) was three-year deposit in Bank of Communications, Shanghai branch, with an annual interest rate of 3.3%, which will be due on 18 January 2022.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(15)	Deferred tax assets and liabilities

Deferred tax assets and liabilities before offsetting of certain debit and credit balances are set out as follows:

(a)	Deferred tax assets before offsetting

	31 December 2019		31 December 2020
	Deferred tax assets	Deductible temporary differences	Deferred tax assets	Deductible temporary differences
Provision for asset impairment	22,862,047	91,448,186	21,084,199	84,336,794
Accrued environmental tax	15,909,685	63,638,741	15,909,685	63,638,741
Sales cut-off adjustment	2,673,234	10,692,934	9,540,273	38,161,093
Difference in depreciation of fixed assets	3,212,605	12,850,423	3,289,597	13,158,386
Undeclared assets disposals	1,572,249	6,288,995	3,241,760	12,967,038
Differences in amortization of long - term prepaid expenses	1,075,218	4,300,873	1,549,097	6,196,389
Difference in amortization of intangible assets	45,857	183,429	—	—

	47,350,895	189,403,581	54,614,611	218,458,441

Including:
Expected to be recovered within one year (inclusive)	47,350,895		54,614,611

As at 31 December 2020, the Company’s deferred tax assets were recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized in the next year.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(15)	Deferred tax assets and deferred tax liabilities (Cont’d)

(b)	Deferred tax liabilities before offsetting

	31 December 2019		31 December 2020
	Deferred tax liabilities	Deductible temporary differences	Deferred tax liabilities	Deductible temporary differences
Difference in depreciation of fixed assets	(60,076,596)	(240,306,385)	(86,917,981)	(347,671,922)
Including:
Expected to be recovered within one year (inclusive)	(9,065,628)		(8,450,638)
Expected to be recovered after one year	(51,010,968)		(78,467,343)

	(60,076,596)		(86,917,981)

(c)	Deductible temporary differences that are not recognized as deferred tax assets are as follows:

	31 December 2019	31 December 2020
Difference in depreciation of fixed assets	77,658,121	64,458,109

(d)	Deferred tax assets and deferred tax liabilities after offsetting of certain debit and credit balances:

	31 December 2019	31 December 2020
Deferred tax assets - net	—	—
Deferred tax liabilities - net	(12,725,701)	(32,303,370)

(16)	Short-term loan

	31 December 2019	31 December 2020
Unsecured (a)	500,000,000	—

(a)	As at 31 December 2019, the one-year short-term loan of RMB 500,000,000 was from Exim Bank of China, at a fixed annual interest rate of 3.298% and quarterly payments, which was repaid in April 2020.

(17)	Contract liabilities

	31 December 2019	31 December 2020
Advances from customers	336,649,764	499,509,916

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(18)	Employee benefits payable

	31 December 2019	31 December 2020
Short-term employee benefits payable (a)	100,184,193	101,769,050
Defined contribution plans payable (b)	9,673,931	10,372,171

	109,858,124	112,141,221

(a)	Short-term employee benefits

	31 December 2018	Increase in the current year	Decrease in the current year	31 December 2019
Wages and salaries, bonus, allowances and subsidies	14,999,999	336,699,759	(331,699,758)	20,000,000
Employees’ bonus and welfare fund	76,931,821	—	(500,000)	76,431,821
Social security contributions	2,599,178	29,525,995	(28,876,961)	3,248,212

Including: Medical insurance	2,069,255	25,433,357	(25,172,620)	2,329,992
Work injury insurance	203,176	1,724,213	(1,510,381)	417,008
Maternity insurance	326,747	2,368,425	(2,193,960)	501,212

Housing funds	—	28,297,965	(28,297,965)	—
Labor union funds	448,457	6,500,555	(6,444,852)	504,160
Employee education funds	—	5,428,097	(5,428,097)	—
Staff welfare	40,565	11,617,802	(11,658,367)	—
Termination benefits	—	983,606	(983,606)	—

	95,020,020	419,053,779	(413,889,606)	100,184,193

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(18)	Employee benefits payable (Cont’d)

(a) Short-term employee benefits (Cont’d)

	31 December 2019	Increase in the current year	Decrease in the current year	31 December 2020
Wages and salaries, bonus, allowances and subsidies	20,000,000	365,791,386	(365,791,386)	20,000,000
Employees’ bonus and welfare fund	76,431,821	—	(148,099)	76,283,722
Social security contributions	3,248,212	25,912,421	(24,507,531)	4,653,102

Including: Medical insurance	2,329,992	23,961,308	(22,595,827)	3,695,473
Work injury insurance	417,008	219,128	(214,702)	421,434
Maternity insurance	501,212	1,731,985	(1,697,002)	536,195

Housing funds	—	30,918,864	(30,918,864)	—
Labor union funds	504,160	7,183,139	(6,855,073)	832,226
Employee education funds	—	4,586,266	(4,586,266)	—
Staff welfare	—	15,851,789	(15,851,789)	—
Termination benefits	—	708,684	(708,684)	—

	100,184,193	450,952,549	(449,367,692)	101,769,050

(b)	Defined contribution plans

	2019		2020
	Amount payable	Ending balance	Amount payable	Ending balance
Basic pensions	41,052,696	8,019,397	33,307,409	8,692,144
Supplementary pensions	23,155,744	1,455,103	24,584,068	1,455,103
Unemployment insurance	1,190,407	199,431	1,042,063	224,924

	65,398,847	9,673,931	58,933,540	10,372,171

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(19)	Taxes payable

	31 December 2019	31 December 2020
Enterprise income tax payable	277,746,095	529,076,676
Unpaid VAT	281,438,340	189,015,795
Environmental tax payable	65,444,149	65,488,100
Educational surcharge payable	14,071,917	9,196,156
Individual income tax payable	2,376,039	4,661,466
City maintenance and construction tax payable	2,814,383	1,839,231
Unpaid stamp tax	—	1,622,265
Unpaid land use tax	1,499,966	749,983

	645,390,889	801,649,672

(20)	Other payables

	31 December 2019	31 December 2020
Deposits	13,770,000	9,700,000
Others	1,864,899	100,936

	15,634,899	9,800,936

(21)	Non-current liabilities maturing within one year

	31 December 2019	31 December 2020
Lease liabilities maturing within one year (Note 6(23))	121,509	5,324,226

(22)	Other current liabilities

	31 December 2019	31 December 2020
Output tax to be recognized	—	64,936,289

(23)	Lease liabilities

	31 December 2019	31 December 2020
Lease liabilites	121,509	5,501,610
Less: current portion of non-current liabilities (Note 6(21))	(121,509)	(5,324,226)

	—	177,384

As at 31 December 2020, the Company had no lease payments related to lease contracts which had been signed but not been executed (31 December 2019: RMB 11,778,768)(Note 9(3)).

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(24)	Capital surplus

31 December 2019 and 2020
Foreign currency capital translation difference	(509,354)
Other capital surplus -
Transferred from special payable	1,964,000

1,454,646

(25)	Specific reserve

	31 December 2018	Increase in the current year	Decrease in the current year	31 December 2019
Work safety fund	—	37,018,671	(37,018,671)	—

	31 December 2019	Increase in the current year	Decrease in the current year	31 December 2020
Work safety fund	—	39,036,294	(39,036,294)	—

(26)	Surplus reserve

	31 December 2018	Increase in the current year	Decrease in the current year	31 December 2019
Reserve fund	133,718,997	—	—	133,718,997
Enterprise expansion fund	133,718,996	—	—	133,718,996
Statutory surplus reserve	842,884,286	338,358,573	—	1,181,242,859
Discretionary surplus reserve	1,050,222,081	—	—	1,050,222,081

	2,160,544,360	338,358,573	—	2,498,902,933

	31 December 2019	Increase in the current year	Decrease in the current year	31 December 2020
Reserve fund	133,718,997	—	—	133,718,997
Enterprise expansion fund	133,718,996	—	—	133,718,996
Statutory surplus reserve	1,181,242,859	241,279,966	—	1,422,522,825
Discretionary surplus reserve	1,050,222,081	—	—	1,050,222,081

	2,498,902,933	241,279,966	—	2,740,182,899

In accordance with the Company Law and the Company’s Articles of Association, the Company should appropriate 10% of net profit for the year to the statutory surplus reserve, and the Company can cease appropriation when the statutory surplus reserve accumulated to more than 50% of the registered capital. The statutory surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. The Company appropriate RMB 241,279,966 according to 10% of the net profit of 2020 (2018: RMB 842,884,286 to the statutory surplus reserve and RMB 1,050,222,081 to the discretionary surplus reserve; 2019: RMB 338,358,573 to the statutory surplus reserve).

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(27)	Undistributed profits

	2019	2020
Undistributed profits at beginning of year	2,859,959,209	3,368,186,371
Add: Net profit for the current year	3,383,585,735	2,412,799,656
Less: Profit distribution
- Profit distribution to equity owners	(2,537,000,000)	(2,368,000,000)
-Appropriiation to free surplus reserves	(338,358,573)	(241,279,966)

Undistributed profits at end of year	3,368,186,371	3,171,706,061

Pursuant to the resolution at the first meeting of the 22th Meeting of the Board of Directors dated 8 December 2020, the Company made profit distribution to shareholders amounting to RMB 2,368,000,000 for the current year (2018: RMB 3,675,839,788; 2019: RMB 2,537,000,000).

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

(28)	Revenue and cost of sales

	2018		2019		2020
	Revenue	Cost of sales	Revenue	Cost of sales	Revenue	Cost of sales
Main operations
- Sales of olefin	6,020,401,785	(4,832,567,077)	6,841,570,930	(5,681,433,226)	5,098,976,996	(4,246,257,694)
- Sales of polyethylene	5,300,398,384	(4,419,385,650)	5,573,911,137	(4,915,433,797)	4,994,277,463	(3,803,906,817)
- Sales of acrylonitrile	6,492,852,229	(4,475,358,906)	6,655,183,631	(4,884,698,483)	4,418,734,626	(3,676,021,011)
- Sales of styrene	3,646,081,578	(2,807,399,056)	3,671,395,008	(2,935,667,971)	2,394,141,160	(2,178,378,109)
- Sales of polystyrene	2,779,729,256	(2,081,118,474)	3,058,814,520	(2,229,600,357)	2,382,513,536	(1,699,238,708)
- Sales of polypropylene	1,917,916,549	(1,754,228,634)	2,360,998,975	(1,956,936,950)	2,186,126,691	(1,531,787,415)
Other operations	162,577,112	(166,476,312)	179,158,153	(150,793,841)	151,288,772	(133,684,834)

	26,319,956,893	(20,536,534,109)	28,341,032,354	(22,754,564,625)	21,626,059,244	(17,269,274,588)

The Company’s revenue is recognized at a certain point of time.

(29)	Taxes and surcharges

	2018	2019	2020
Educational surcharge	29,548,689	31,297,279	20,293,244
Stamp tax	11,457,263	11,977,922	9,931,997
Environmental protection tax	9,884,596	74,468,532	9,877,785
City maintenance and construction tax	6,396,986	6,941,519	4,058,649
Urban land utilisation tax	7,499,831	2,999,933	2,999,933
Others	7,966	1,200	1,539

	64,795,331	127,686,385	47,163,147

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(30)	Financial income - net

	2018	2019	2020
Interest expense	(4,737,934)	(11,596,955)	(6,019,753)
Less: Interest income	217,571,134	304,332,698	172,009,089
Exchange gains/(losses) net	2,731,109	616,344	(3,049,923)
Others	(276,893)	(430,068)	(473,921)

	215,287,416	292,922,019	162,465,492

(31)	Expenses by nature

The cost of sales, selling and administrative expenses, general and administrative expenses and R&D expenses in the income statements are listed as follows by nature:

	2018	2019	2020
Consumed raw materials and low value consumables, etc.	19,377,659,623	21,582,322,285	16,117,811,082
Changes in inventories of finished goods and semi-finished products	(74,827,458)	63,787,119	19,142,488
Depreciation and amortisation expenses	856,810,650	740,171,099	726,861,191
Employee benefits	450,229,652	484,452,626	509,886,089
Transportation costs	341,936,880	434,826,733	410,720,367
Repairs and maintenance expenses	743,006,955	257,022,582	385,416,604
Environment related cost	92,363,868	85,668,630	83,888,263
Insurance expense	22,686,670	29,031,272	22,588,996
Commodity storage fees	20,009,925	24,999,282	33,037,958
Vehicle usage fees	16,147,726	16,022,232	16,144,814
Others	297,489,390	274,543,071	277,902,909

	22,143,513,881	23,992,846,931	18,603,400,761

(32)	Other income

	2018	2019	2020	Asset-related/ Income-related
Government subsidies
— Special support for chemical industry zone	—	9,959,000	6,142,800	Income-related
— R&D project subsidies	27,401,000	12,294,000	2,623,000	Income-related
— Subsides for port construction	—	—	1,769,194	Income-related
Others	2,111,049	772,485	423,328	Income-related

	29,512,049	23,025,485	10,958,322

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(33)	Investment income

	2018	2019	2020
Income from entrusted loans (Note 6(8))	—	—	58,535,901

(34)	Asset impairment losses

	2018	2019	2020
Impairment loss of construction in progress	—	(16,174,792)	—
Losses on decline in the value of inventories (Note 6(6))	(38,387,497)	(9,301,069)	(6,787,522)

	(38,387,497)	(25,475,861)	(6,787,522)

(35)	Losses on disposal of assets

	2018	2019	2020
Losses on disposal of fixed assets	(11,620,416)	(4,973,598)	—

(36)	Non-operating income and expenses

(a)	Non-operating income

	2018	2019	2020
Supplier penalty for breach of contracts	93,184	1,815,136	11,098,500
Long aging payables not to be paid	1,879,894	—	2,509,172
Others	918,752	1,113,679	1,454,698

	2,891,830	2,928,815	15,062,370

(b)	Non-operating expenses

	2018	2019	2020
Losses on retirement of assets	(5,083,441)	—	(6,071,562)
Donation expenses	(298,801)	(203,583)	(2,016,652)
Penalty expenses	(1,300,000)	(1,660,000)	(450,000)
Others	(100,000)	(16,745)	(8,051)

	(6,782,678)	(1,880,328)	(8,546,265)

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(37)	Income tax expenses

	2018	2019	2020
Current income tax	(1,069,032,954)	(1,078,923,279)	(775,846,702)
Deferred income tax	(4,833,841)	(44,536,556)	(19,577,669)

	(1,073,866,795)	(1,123,459,835)	(795,424,371)

The reconciliation from income tax calculated based on the applicable tax rates and total profit presented in the income statement to the income tax expenses is listed below:

	2018	2019	2020
Total profit	4,302,548,385	4,507,045,570	3,208,224,027
Income tax expenses calculated at applicable tax rates	(1,075,637,096)	(1,126,761,393)	(802,056,007)
Identify discrepancies arising from unregulated deferred income tax assets in previous years	1,974,401	2,375,101	—
Costs, expenses and losses not deductible for tax purposes	(2,005,038)	(1,581,459)	(143,450)
Deductible temporary differences for which no deferred tax asset was recognized	3,582,158	2,896,147	3,300,003
True up for final settlement of enterprise income tax in respect of previous year	(1,781,220)	(388,231)	3,475,083

Income tax expenses	(1,073,866,795)	(1,123,459,835)	(795,424,371)

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(38)	Notes to the cash flow statements

(a)	Reconciliation from net profit to cash flows from operating activities

	2018	2019	2020
Net profit	3,228,681,590	3,383,585,735	2,412,799,656
Add: Losses on provision for decline in the value of inventories	38,387,497	9,301,069	6,787,522
Impairment loss of construction in progress	—	16,174,792	—
Net reversal of impairment losses on financial assets	—	—	(1,040,393)
Depreciation of fixed assets	751,927,089	623,219,961	624,149,178
Depreciation of right-of-use assets	—	5,291,350	5,712,267
Amortisation of intangible assets	44,243,261	48,746,949	53,691,786
Amortisation of long-term prepaid expenses	60,640,300	62,912,839	43,307,960
Losses on disposal of fixed assets	11,620,416	4,973,598	6,071,562
Loss on retirement of fixed assets	5,083,441	—	—
Financial income	(212,119,466)	(297,898,782)	(23,611,698)
Investment income	—	—	(58,535,901)
Decrease in deferred tax assets	3,900,284	32,744,412	—
Increase in deferred tax liabilities	933,557	11,792,144	19,577,669
(Increase)/decrease in inventories	(15,801,607)	285,221,405	91,046,499
Decrease/(increase) in operating receivables	1,653,673,735	(65,067,135)	(117,243,028)
(Decrease)/increase in operating payables	(2,015,717,976)	480,330,185	56,323,744

Net cash flows from operating activities	3,555,452,121	4,601,328,522	3,119,036,823

(b)	Net (decrease)/increase in cash and cash equivalents

	2018	2019	2020
Cash and cash equivalents at the end of year	6,817,297,044	9,278,483,670	5,180,636,789
Less: cash and cash equivalents at the beginning of year	(7,205,477,037)	(6,817,297,044)	(9,278,483,670)

Net (decrease)/increase in cash and cash equivalents	(388,179,993)	2,461,186,626	(4,097,846,881)

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(38)	Notes to the cash flow statements (Cont’d)

(c)	Cash received relating to other operating activities

	2018	2019	2020
Financial income	—	—	141,175,003
Penalty received for breach of contracts from suppliers	—	1,815,136	11,098,500
Subsidies received	27,401,000	22,434,156	10,904,818
Others	31,915,844	17,696,406	18,362,494

	59,316,844	41,945,698	181,540,815

(d)	Cash paid relating to other operating activities

	2018	2019	2020
Vehicle usage fees	16,604,440	16,022,232	16,144,814
Information system operation and maintenance costs	11,207,649	12,254,033	12,547,982
Books and data costs	6,015,164	7,580,753	8,604,659
Communication expenses	4,294,365	5,167,141	4,867,539
Consulting fees	5,161,723	4,706,609	4,215,442
Conference fees	5,243,079	4,295,784	2,463,843
Rental expenses	8,182,891	2,283,060	2,283,060
Business entertainment expenses	3,422,558	2,996,163	2,073,739
General office expenses	2,386,871	1,819,937	1,796,980
Travelling expenses	3,934,829	4,261,722	1,760,402
Environment protection expenses	2,109,806	1,586,667	1,679,574
Audit fees	900,000	992,925	1,386,604
Utilities	737,018	754,548	661,179
Others	23,291,591	10,748,660	18,207,560

	93,491,984	75,470,234	78,693,377

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

6	Notes to the financial statements (Cont’d)

(38)	Notes to the cash flow statements (Cont’d)

(e)	Cash received relating to other investing activities

	2018	2019	2020
Deposits for Letter of guarantee (Note 6(1))	—	—	90,000,000
Interest income	210,338,429	304,332,698	30,834,086

	210,338,429	304,332,698	120,834,086

(f)	Cash paid relating to other investing activities

	2018	2019	2020
Time deposits with bank	—	—	1,100,000,000
Large-denomination certificates of deposit	—	—	1,100,000,000
Bank guarantee letter deposit (Note 6(1))	—	90,000,000	40,000,000

	—	90,000,000	2,140,000,000

(g)	Cash payments relating to other financing activities

	2018	2019	2020
Cash paid for lease liabilities	—	6,123,689	6,378,698

In 2020, cash payment related to lease activities by the Company was RMB 8,661,758(2018: Nil; 2019: RMB 8,406,749), beside which, the rest of cash payment attributed to operating activities.

7	Related parties and related party transactions

(1)	The investors

(a)	General information of the investors

Investors	Place of registration	Nature of business
Sinopec Corp.	Beijing, the PRC	Oil and gas exploration, development, production and marketing, crude oil processing, oil products production, trading and distribution
SPC	Shanghai, the PRC	Crude oil processing, petroleum products, chemical products and synthetic fibres, etc.
Gaoqiao Petrochemical	Shanghai, the PRC	Crude oil processing, petroleum products, chemical products and storage, etc.

(b)	The percentages of shareholding and voting rights in the Company held by the investors

	31 December 2019 Shareholding (%)	31 December 2020 Shareholding (%)
Sinopec Corp.	30%	30%
SPC	20%	20%
Gaoqiao Petrochemical	50%	50%

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

7	Related parties and related party transactions (Cont’d)

(2)	Nature of related parties that do not control or are not controlled by the Company

Relationship with the Company
China Jinshan Associated Trading Corporation	Subsidiary of SPC
Shanghai Jinshan Trading Corporation	Subsidiary of SPC
Shanghai Jinchang Engineering Plastics Company Limited	Subsidiary of SPC
Zhejiang Jin Yong Acrylic Fiber Company Limited	Former subsidiary of SPC until August 2019
China International United Petroleum and Chemical Company Limited	Subsidiary of Sinopec Corp.
China petrochemical International Enterprise Company Limited Ningbo Bidding Center	Subsidiary of Sinopec Corp.
China Petrochemical International Tianjin Company Limited	Subsidiary of Sinopec Corp.
China Petrochemical Technology Company Limited	Subsidiary of Sinopec Corp.
China Petroleum and Chemical Corporation Beijing Research Institute of Chemical Industries	Subsidiary of Sinopec Corp.
China Petroleum and Chemical Corporation Beijing Yanshan Branch	Subsidiary of Sinopec Corp.
China Petroleum and Chemical Corporation Guangzhou Branch	Subsidiary of Sinopec Corp.
China Petroleum and Chemical Corporation Jinling Branch	Subsidiary of Sinopec Corp.
China Petroleum and Chemical Corporation Zhenhai Refining Branch	Subsidiary of Sinopec Corp.
China Sinopec Corporation Qingdao Institute of Safety Engineering	Subsidiary of Sinopec Corp.
Hangzhou Petrochemical Company Limited	Subsidiary of Sinopec Corp.
Nanjing Yangzi Petrochemical Refining Company Limited	Subsidiary of Sinopec Corp.
Petrochemical Engineering Quality Supervision Station	Subsidiary of Sinopec Corp.
Petro-Cyber Works Information Technology Company Limited	Subsidiary of Sinopec Corp.
Shanghai Construction Company Limited	Subsidiary of Sinopec Corp.
Shanghai Petrochemical Machinery Manufacturing Company Limited	Subsidiary of Sinopec Corp.
Shanghai Leader Catalyst Company Limited	Subsidiary of Sinopec Corp.
Sinopec Assets Management Corporation Baling Petrochemical Branch	Subsidiary of Sinopec Corp.
Sinopec Beijing Catalyst Company Limited	Subsidiary of Sinopec Corp.
Sinopec Catalyst Company Limited Beijing AUDA Branch	Subsidiary of Sinopec Corp.
Sinopec Catalyst Company Limited Shanghai Branch	Subsidiary of Sinopec Corp.
Sinopec Catalyst Company Limited Nanjing Branch	Subsidiary of Sinopec Corp.
Sinopec Chemical Commercial Holding Company Limited Huabei Branch	Subsidiary of Sinopec Corp.
Sinopec Chemical Commercial Holding Company Limited Huadong Branch	Subsidiary of Sinopec Corp.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

7	Related parties and related party transactions (Cont’d)

(2)	Nature of related parties that do not control or are not controlled by the Company (Cont’d)

Relationship with the Company
Sinopec Chemical Commercial Holding Company Limited Qilu Business Department	Subsidiary of Sinopec Corp.
Sinopec Consulting Company Limited	Subsidiary of Sinopec Corp.
Sinopec Engineering Incorporation	Subsidiary of Sinopec Corp.
Sinopec Engineering Quality Monitoring Company Limited	Subsidiary of Sinopec Corp.
Sinopec Europa Handels GmbH	Subsidiary of Sinopec Corp.
Sinopec Hainan Petrochemical Co., Ltd.	Subsidiary of Sinopec Corp.
Sinopec Huadong Sales Company Limited	Subsidiary of Sinopec Corp.
Sinopec Huadong Supplies and Equipment Company Limited	Subsidiary of Sinopec Corp.
Sinopec Jiangsu Sales Company Limited	Subsidiary of Sinopec Corp.
Sinopec Nanjing Engineering Company Limited	Subsidiary of Sinopec Corp.
Sinopec Ningbo Engineering Company Limited Shanghai Jinshan Branch	Subsidiary of Sinopec Corp.
Sinopec Ningbo Engineering Company Limited	Subsidiary of Sinopec Corp.
Sinopec Shanghai Engineering Company Limited	Subsidiary of Sinopec Corp.
Sinopec Shanghai Pharmaceutical Industrial Design & Research Institute Company Limited	Subsidiary of Sinopec Corp.
Sinopec Shanghai Sales Company Limited	Subsidiary of Sinopec Corp.
Sinopec Technology Development Company Limited	Subsidiary of Sinopec Corp.
Sinopec Tendering Company Limited	Subsidiary of Sinopec Corp.
Sinopec Qingdao Refining&Chemical Company Limited	Subsidiary of Sinopec Corp.
Sinopec Qingdao Safety Engineering Institute	Subsidiary of Sinopec Corp.
The Fifth Construction Company of Sinopec	Subsidiary of Sinopec Corp.
Yihua Bona Fabric Company Limited	Joint venture of Sinopec Corp.
Shanghai Huayi Information Technology Company Limited	Joint venture of Sinopec Corp.
Shanghai Sinopec Mitsui Elastomers Company Limited	Associated Company of Gaoqiao Petrochemical
Basf Gaoqiao Specialty Chemicals (Shanghai) Company Limited	Associated Company of Gaoqiao Petrochemical
BASF-YPC. Shanghai Company Limited	Joint venture of Gaoqiao Petrochemical
Shanghai Chemical Industry Park Logistics Company Limited	Joint venture of SPC

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

7	Related parties and related party transactions (Cont’d)

(3)	Significant related party transactions

(a)	Pricing policies

The Company’s pricing on products sold to related parties and raw materials purchased from related parties is negotiated by both parties.

(b)	Purchase of goods

	2018	2019	2020
Gaoqiao Petrochemical	2,747,621,763	2,910,396,011	2,416,640,786
China Petroleum and Chemical Corporation Zhenhai Refining Branch	3,052,932,406	3,304,883,614	1,886,994,055
China International United Petroleum and Chemical Company Limited	2,443,415,922	1,172,266,702	1,789,430,831
China Petroleum and Chemical Corporation Jinling Branch	1,783,036,327	1,506,898,808	1,350,625,256
Sinopec Chemical Commercial Holding Company Limited Huadong Branch	630,897,698	1,458,417,305	1,285,275,149
SPC	1,657,079,871	1,907,624,450	1,214,059,295
Sinopec Qingdao Refining&Chemical Company Limited	321,035,789	234,080,117	576,192,296
China Jinshan Associated Trading Corporation	1,618,230,602	760,261,652	511,087,351
China Petroleum and Chemical Corporation Guangzhou Branch	863,583,269	1,025,342,177	431,135,789
Sinopec Hainan Petrochemical Co., Ltd.	—	—	160,937,378
Shanghai Leader Catalyst Company Limited	28,858,316	36,235,654	33,549,209
Sinopec Catalyst Company Limited Shanghai Branch	35,966,432	33,933,647	21,991,150
Sinopec Catalyst Company Limited Beijing AUDA Branch	9,699,487	12,932,621	14,549,120
Nanjing Yangzi Petrochemical Refining Company Limited	17,617,842	13,018,804	13,123,737
China Petroleum and Chemical Corporation Beijing Yanshan Branch	—	16,357,331	12,927,351
Sinopec Catalyst Company Limited Nanjing Branch	—	—	2,653,805
Sinopec Catalyst Company	11,141,981	5,898,896	1,235,865
BASF-YPC. Shanghai Company Limited	3,601,879	7,814,924	157,678
Petro-CyberWorks Information Technology Company Limited	—	—	83,894
Shanghai Jinshan Trading Corporation	387,977,830	32,366,400	—
China Petroleum&Chemical Corporation Shanghai Petroleum Branch	182,685	—	—

	15,612,880,099	14,438,729,113	11,722,649,995

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

7	Related parties and related party transactions (Cont’d)

(3) Significant related party transactions (Cont’d)

(c)	Sales of goods

	2018	2019	2020
SPC	2,307,052,507	3,264,999,401	2,469,008,549
Gaoqiao Petrochemical	2,126,304,877	2,092,647,270	1,609,838,063
Shanghai Sinopec Mitsui Elastomers Company Limited	423,696,356	424,750,545	313,324,007
China Jinshan Associated Trading Corporation	948,134,109	369,403,703	300,543,910
Sinopec Chemical Commercial Holding Company Limited Huadong Branch	86,682,059	187,725,566	137,036,739
China Petrochemical International Tianjin Company Limited	29,479,434	68,242,405	11,467,671
Shanghai Jinchang Engineering Plastics Company Limited	—	—	2,274,336
Yihua Bona Fabric Company Limited	21,811,776	19,537,977	1,428,761

	5,943,161,118	6,427,306,867	4,844,922,036

(d)	Purchasing engineering construction and maintenance services

	2018	2019	2020
Sinopec Ningbo Engineering Company Limited	921,970	329,079	6,531,069
Sinopec Ningbo Engineering Company Limited Jinshan Branch	26,751,464	18,939,059	5,231,665
Sinopec Shanghai Engineering Company Limited	87,706,548	70,204,357	3,614,528
Sinopec Engineering Incorporation	8,466,981	9,435,934	3,481,030
Shanghai Chemical Industry Park Logistics Company Limited	—	—	2,293,009
Petrochemical Engineering Quality Supervision Station	—	72,075	499,900
Sinopec Nanjing Engineering Company Limited	904,198	1,220,197	441,742
Shanghai Oriental Engineering Consulting Co., Ltd.	—	—	299,444
Sinopec Consulting Company Limited	—	754,717	—
Shanghai Petrochemical Machinery Manufacturing Company Limited	17,722,627	150,094	—
Sinopec Technology Development Company Limited	591,000	—	—
Sinopec Europa Handels GmbH	18,823	—	—

	143,083,611	101,105,512	22,392,387

(e)	Rental expenses

	2018	2019	2020
SPC	3,973,630	2,050,914	2,050,914

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

7	Related parties and related party transactions (Cont’d)

(3) Significant related party transactions (Cont’d)

(f)	Issuing entrusted loan

	2018	2019	2020
Sinopec Corp.	—	—	4,000,000,000

(g)	Recovering entrusted loan

	2018	2019	2020
Sinopec Corp.	—	—	2,000,000,000

(h)	Interest income from entrusted loans

	2018	2019	2020
Sinopec Corp.	—	—	58,535,901

(i)	Consulting service fee

	2018	2019	2020
Petro-CyberWorks Information Technology Company Limited	966,145	3,101,213	23,148,656
Sinopec Qingdao Safety Engineering Institute	3,945,283	2,800,853	3,468,491
Shanghai Chemical Industry Park Logistics Company Limited	—	939,881	1,309,586
China Petroleum and Chemical Corporation Beijing Research Institute of Chemical Industries	62,736	1,603,774	1,186,151
Sinopec Europa GmbH	—	—	576,088
Sinopec Group Tender Co., Ltd.	—	—	189,761
Sinopec Ningbo Engineering Company Limited	—	—	188,679
China petrochemical International Enterprise Company Limited Ningbo Bidding Center	—	—	39,057
Petrochemical Engineering Quality Supervision Station	924,854	—	—
Shanghai Huayi Information Technology Company Limited	1,697,676	7,390,272	—
Sinopec Shanghai Pharmaceutical Industry Design & Research Institute Company Limited	469,811	—	—
Sinopec Tending Company Limited	51,887	—	—
China International United Petroleum & Chemicals Company Limited	41,400	—	—

	8,159,792	15,835,993	30,106,469

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

7	Related parties and related party transactions (Cont’d)

(3) Significant related party transactions (Cont’d)

(j)	Transportation service fee

	2018	2019	2020
Shanghai Chemical Industry Park Logistics Company Limited	88,258,799	109,660,856	114,227,900

(4)	Receivables from and payables to related parties

(a)	Accounts receivable

	31 December 2019	31 December 2020
SPC	74,760,722	89,572,562
Sinopec Chemical Commercial Holding Company Limited Huadong Branch	23,980,942	25,082,111
Shanghai Sinopec Mitsui Elastomers Company Limited	18,967,241	23,901,121
China Jinshan Associated Trading Corporation	51,017,834	15,489,177
China Petrochemical International Tianjin Company Limited	6,212,670	—

	174,939,409	154,044,971

(b)	Other current asset - entrusted loan

	31 December 2019	31 December 2020
Sinopec Corp.	—	2,000,000,000

(c)	Contract liabilities

	31 December 2019	31 December 2020
Yihua Bona Fabric Company Limited	419,887	80,387
Shanghai Jinchang Engineering Plastics Company Limited	—	6,240

	419,887	86,627

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

7	Related parties and related party transactions (Cont’d)

(4) Receivables from and payables to related parties (Cont’d)

(d)	Accounts payable

	31 December 2019	31 December 2020
China International United Petroleum and Chemical Company Limited	274,787,922	124,320,184
China Petroleum and Chemical Corporation Zhenhai Refining Branch	109,001,735	121,567,901
China Petroleum and Chemical Corporation Jinling Branch	371,127	77,117,560
Sinopec Chemical Commercial Holding Company Limited Huadong Branch	131,183,675	63,990,530
Sinopec Qingdao Refining&Chemical Company Limited	52,233,605	42,359,460
Gaoqiao Petrochemical	61,237,298	41,432,579
China Jinshan Associated Trading Corporation	32,589,711	23,089,682
Petro-Cyber Works Information Technology Company Limited	806,000	18,593,553
Shanghai Chemical Industry Park Logistics Company Limited	6,639,847	17,033,990
SPC	24,476,990	12,675,237
Sinopec Catalyst Company Limited Shanghai Branch	11,631,821	12,341,998
China Petroleum and Chemical Corporation Guangzhou Branch	87,194,228	11,479,100
Shanghai Leader Catalyst Company Limited	5,373,541	9,028,567
Sinopec Ningbo Engineering Company Limited Jinshan Branch	199,776	5,431,441
Sinopec Catalyst Company Limited Beijing AUDA Branch	—	4,849,699
Sinopec Ningbo Engineering Company Limited	—	4,254,440
Sinopec Engineering Incorporation	—	3,481,030
Sinopec Catalyst Company Limited Nanjing Branch	—	2,653,805
Sinopec Shanghai Engineering Company Limited	—	2,483,579
Nanjing Yangzi Petrochemical Refining Company Limited	—	1,257,138
Sinopec Catalysis (Beijing) Co., Ltd.	—	1,235,865
Sinopec Nanjing Engineering Company Limited	378,410	751,454
China Petroleum & Chemical Corporation Beijing Research Institute of Chemical Industry	—	591,000
Shanghai Oriental Engineering Consulting Co., Ltd.	—	299,444
Sinopec Qingdao Safety Engineering Institute	—	271,321
Shanghai Huayi Information Technology Company Limited	5,397,116	241,662
BASF-YPC. Shanghai Company Limited	371,200	157,678
Petrochemical Engineering Quality Supervision Station	—	156,000
Sinopec Hainan Petrochemical Co., Ltd.	—	76,838
China Petroleum and Chemical Corporation Beijing Yanshan Branch	—	3,790

	803,874,002	603,226,525

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

8	Commitments

(1)	Capital commitments

Capital expenditures contracted for by the Company at the balance sheet date but are not yet necessary to be recognized on the balance sheet are as follows:

	31 December 2019	31 December 2020
Buildings, machinery and equipment	82,201,314	90,326,308

9	Financial instrument and risk

The Company’s activities expose it to a variety of financial risks: market risk (primarily foreign exchange risk and interest rate risk), credit risk and liquidity risk. The Company’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Company’s financial performance.

(1)	Market risk

(a)	Foreign exchange risk

The Company’s major operational activities are carried out in Mainland China. Sales transactions are mainly denominated in RMB while purchase transactions are mainly denominated in USD and RMB. The Company is exposed to foreign exchange risk arising from the recognized assets and liabilities, and future transactions denominated in foreign currencies, primarily with respect to US dollars. The Company’s finance department is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimise the foreign exchange risk. Therefore, the Company may consider entering into forward exchange contracts or currency swap contracts to mitigate the foreign exchange risk. During 2019 and 2020, the Company did not enter into any forward exchange contracts or currency swap contracts.

The financial assets and the financial liabilities denominated in foreign currencies, which are held by the Company, whose recording currencies are RMB, are expressed in RMB as at 31 December 2019 and 2020 as follows:

	31 December 2019
	USD	EUR	Total
Financial assets denominated in foreign currency -
Cash at bank and on hand	38,499,958	—	38,499,958

Financial liabilities denominated in foreign currency -
Payables	(799,980)	—	(799,980)

	31 December 2020
	USD	EUR	Total
Financial assets denominated in foreign currency -
Cash at bank and on hand	36,202,781	—	36,202,781

Financial liabilities denominated in foreign currency -
Payables	(159,470,892)	(2,789,010)	(162,259,902)

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

9	Financial instruments and risk (Cont’d)

(1) Market risk (Cont’d)

(a) Foreign exchange risk (Cont’d)

As at 31 December 2020, if the RMB had strengthened/weakened by 10% against the USD while all other variables had been held constant, the Company’s net profit for the year would have been approximately RMB 9,245,108 (31 December 2019: approximately RMB 2,827,498 lower/higher) higher/lower for various financial assets and liabilities denominated in USD.

(b)	Interest rate risk

The interest rate risk of the Company is mainly generated by short-term loan. Financial liabilities with floating interest rate make the Company face interest rate risk of cash flow, while financial liabilities with fixed interest rate make the Company face interest rate risk of fair value. The Company determines the relative proportions of fixed and floating rate contracts in accordance with prevailing market conditions. As at 31 December 2020, the Company had no interest bearing borrowing(31 December 2019: RMB 500,000,000)(Note 6(16)).

The financial department of the Company headquarters continuously monitors the interest rate level of the Company. Higher interest rates would increase the cost of the new interest-bearing debt and the Company has not yet been paid to the floating interest at a pre-determined rate of interest-bearing debt payments, and our Company ‘s financial performance have a significant adverse impact, management is on the basis of the latest market situation to adjust in time, the adjustment of interest rate swap arrangements may be carried out to reduce the interest rate risk. There is no interest rate swap arrangement for the Company in 2018, 2019 and 2020.

(2)	Credit risk

Credit risk is managed on the grouping basis. Credit risk mainly arises from cash at bank, accounts receivable, other receivables and notes receivable.

The Company expects that there is no significant credit risk associated with cash at bank since they are deposited at state-owned banks and other medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Company has policies to limit the credit exposure on accounts receivable, other receivables and notes receivable. The Company assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The credit history of the customers is regularly monitored by the Company. In respect of customers with a poor credit history, the Company will use written payment reminders, or shorten or cancel credit periods, to ensure the overall credit risk of the Company is limited to a controllable extent.

As at 31 December 2019 and 2020, the Company has no collateral or other credit enhancement held as a result of a material debtor’s mortgage.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

9	Financial instruments and risk (Cont’d)

(3)	Liquidity risk

Cash flow forecasting is performed by the Company. The Company monitors the Company’s short-term and long-term liquidity requirements to ensure it has sufficient cash and securities that are readily convertible to cash to meet operational needs, while maintaining sufficient headroom on its undrawn committed borrowing facilities from major financial institutions so that the Company does not breach borrowing limits or covenants on any of its borrowing facilities to meet the short-term and long-term liquidity requirements.

The financial liabilities of the Company at the balance sheet date are analyzed by their maturity dates below at their undiscounted contractual cash flows:

	31 December 2019
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Accounts payables	1,588,679,065	—	—	—	1,588,679,065
Short-term loan	500,000,000	—	—	—	500,000,000
Other payables	25,117,224	—	—	—	25,117,224
Lease liabilities	121,509	—	—	—	121,509

	2,113,917,798	—	—	—	2,113,917,798

	31 December 2020
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Accounts payable	1,289,854,156	—	—	—	1,289,854,156
Other payables	9,800,936	—	—	—	9,800,936
Lease liabilities	5,464,195	116,496	67,956	—	5,648,647

	1,305,119,287	116,496	67,956	—	1,305,303,739

As at 31 December 2020, the Company had no lease payments related to lease contracts which had been signed but not been executed. As at 31 December 2019, the cash flows are shown below as at maturity:

	31 December 2019
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Future contract cash flow not included in lease liabilities	5,672,902	6,105,866	—	—	11,778,768

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

10	Fair value estimation

The level in which fair value measurement is categorised is determined by the level of the fair value hierarchy of the lowest level input that is significant to the entire fair value measurement:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

(1)	Financial assets measured at fair value

As at 31 December 2019, continuing assets and liabilities measured at fair value are presented in the above three levels as follows:

	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through other comprehensive income —
Notes receivable	—	275,684,637	—	275,684,637

As at 31 December 2020, continuing assets and liabilities measured at fair value are presented in the above three levels as follows:

	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through other comprehensive income —
Notes receivable	—	501,351,308	—	501,351,308

In 2020, there is no transition between levels of the Company (2019: Nil).

(2)	Assets and liabilities not measured at fair value but for which the fair value is disclosed

The Company’s financial assets and liabilities measured at amortized cost mainly include notes receivable, receivables, other current assets and payables.

As at 31 December 2019 and 2020, the carrying amount of the financial assets and liabilities not measured at fair value is a reasonable approximation of their fair value.

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

11	Capital management

The Company’s capital management policies aim to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, or sell assets to reduce debts.

The Company’s total capital is calculated as ‘owners’ equity’ as shown in the balance sheet. The Company is not subject to external mandatory capital requirements, and monitors capital on the basis of gearing ratio.

As at 31 December 2019 and 2020, the gearing ratios of the Company were as follows:

	31 December 2019	31 December 2020
Gearing ratio	19.01%	17.03%

SHANGHAI SECCO PETROCHEMICAL COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2018, 2019 AND 2020 (AMOUNTS FOR THE YEAR ENDED 31 DECEMBER 2018 ARE NOT COVERED BY THE INDEPENDENT AUDITOR’S REPORT INCLUDED HEREIN)

(All amounts in RMB Yuan unless otherwise stated)

13	Reconciliation to United States generally accepted accounting principles

The financial statements have been prepared in accordance with Accounting Standards for Business Enterprises in the People’s Republic of China (“CAS”), which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant differences are described in the reconciliation tables below. Other differences do not have a significant effect on either net profit or owners’ equity. The effects of the significant adjustments to net profit for the years ended 31 December 2018, 2019 and 2020 which would be required if U.S. GAAP were to be applied instead of CAS are summarized as follows:

	2018	2019	2020
Net profit under CAS	3,228,681,590	3,383,585,735	2,412,799,656
Adjustments:
Employees’ bonus and welfare fund (a)	(400,000)	(500,000)	(148,099)

Net profit under U.S. GAAP	3,228,281,590	3,383,085,735	2,412,651,557

The effects of the significant adjustments to owners’ equity as at 31 December 2019 and 2020 which would be required if U.S. GAAP were to be applied instead of CAS are summarized as follows:

	31 December 2019	31 December 2020
Owners’ equity under CAS	13,669,355,222	13,714,154,878
Adjustments:
Employees’ bonus and welfare fund (a)	76,431,821	76,283,722

Owners’ equity under U.S. GAAP	13,745,787,043	13,790,438,600

(a)	Employees’ bonus and welfare fund

In accordance with the Law of the PRC on Chinese-Foreign Equity Joint Ventures and the Company’s Articles of Association, the Company appropriated the employees’ bonus and welfare fund of net profit after setting off accumulated losses of previous years and before profit distributions to the investors. The employees’ bonus and welfare fund is restricted to fund payments of special bonus to employees and for the collective welfare of employees. None of it is allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can it be distributed except under liquidation.

Under CAS, appropriation of the employees’ bonus and welfare fund is a liability in nature and accounted for as a transfer from retained earnings to employees’ bonus and welfare fund, a liability account. Subsequent payments is accounted for as a release of the Company’s liability.

Under U.S. GAAP, appropriation to the employees’ bonus and welfare fund is accounted for as a transfer from retained earnings to the statutory reserves. Subsequent payment is accounted for as expenses or assets based on the usage of the payment, and proportionate retained earnings and the statutory reserves are reversed concurrently.